Exhibit 99.3

Execution Version

AMENDED AND RESTATED

COMMITMENT AGREEMENT (SECOND LIEN)

AMONG

PACIFIC DRILLING S.A.

AND

THE COMMITMENT PARTIES PARTY HERETO

Dated as of September 6, 2018

i

TABLE OF CONTENTS (cont’d)

ii

TABLE OF CONTENTS (cont’d)

SCHEDULE

Schedule 1	Commitment Schedule

EXHIBITS

Exhibit A	New Second Lien PIK Toggle Notes Term Sheet
Exhibit B	Form of Transfer Notice
Exhibit C	Form of Joinder Agreement

iii

AMENDED AND RESTATED COMMITMENT AGREEMENT (SECOND LIEN)

THIS AMENDED AND RESTATED COMMITMENT AGREEMENT (SECOND LIEN) (this “Agreement”), dated as of September 6, 2018, is made by and among Pacific Drilling S.A., a Luxembourg public limited liability company and the ultimate parent of each of the other Debtors (as the debtor in possession and a reorganized debtor, as applicable, the “Company”), on behalf of itself and each of the other Debtors (as defined below), on the one hand, and each Commitment Party (as defined below), on the other hand. The Company and each Commitment Party is referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Capitalized terms that are used but not otherwise defined in this Agreement shall have the meanings given to them in Section 1.1 hereof.

RECITALS

WHEREAS, the Company has filed a proposed plan of reorganization dated July 31, 2018 (as may be amended from time to time, the “Plan”) in jointly administered cases (the “Chapter 11 Cases”) under Title 11 of the United States Code, 11 U.S.C. §§ 101–1532 (as it may be amended from time to time, the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, pursuant to the Plan, the Reorganized Company intends (a) to issue and sell $700 million aggregate principal amount of senior secured notes, (b) issue $300.0 million aggregate principal amount of New Second Lien PIK Toggle Notes (the “New Second Lien PIK Toggle Notes”) (plus additional New Second Lien PIK Toggle Notes in an aggregate principal amount equal to the Commitment Premium) on substantially the terms set forth in the New Second Lien PIK Toggle Notes Term Sheet attached hereto as Exhibit A (the “New Second Lien PIK Toggle Notes Term Sheet”), (c) obtain at least $500 million of cash proceeds from the issuance of common equity on the effective date of the Plan, and (d) ensure that there is at least $400 milliion of cash on hand of the Company and its subsidiaries on the effective date of the Plan (collectively, the “Plan Financing Transactions”);

WHEREAS, subject to the terms and conditions contained in this Agreement, each Commitment Party has agreed to purchase (on a several and not joint basis) an aggregate principal amount of New Second Lien PIK Toggle Notes equal to its Commitment Percentage (as defined below) of the Aggregate Commitment (as defined below) in the event that the Company or Reorganized Company, as applicable, has not otherwise closed a sale of all $300.0 million aggregate principal amount of New Second Lien PIK Toggle Notes on or prior to the Effective Date;

WHEREAS, this Agreement has the requisite support of each of the Commitment Parties and is the product of arm’s-length, good faith negotiations among the Parties; and

NOW, THEREFORE, in consideration of the mutual promises, agreements, representations, warranties and covenants contained herein, the Company (on behalf of itself and each other Debtor) and each of the Commitment Parties hereby agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Except as otherwise expressly provided in this Agreement, whenever used in this Agreement (including any Exhibits and Schedules hereto), the following terms shall have the respective meanings specified therefor below or in the Plan, as applicable:

“Additional Commitment Party” means a Person that becomes a Commitment Party pursuant to Section 2.6 of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls or is Controlled by or is under common Control with such Person, and shall include the meaning of “affiliate” set forth in section 101(2) of the Bankruptcy Code. “Affiliated” has a correlative meaning.

“Affiliated Fund” means any investment fund the primary investment advisor to or manager of which is a Commitment Party or an Affiliate thereof.

“Aggregate Commitment” means the Maximum Aggregate Commitment less the aggregate principal amount (if any) of New Second Lien PIK Toggle Notes for which the Company or the Reorganized Company, as applicable, has closed a sale on or prior to the Effective Date.

“Agreement” has the meaning set forth in the Preamble.

“Anticipated Closing Date” has the meaning set forth in Section 2.2.

“Applicable Consent” has the meaning set forth in Section 4.6.

“Approval Order” means an order of the Bankruptcy Court (i) approving the entry into this Agreement and the Commitment Premium and (ii) providing that the Commitment Premium shall constitute allowed administrative expenses of the Debtors’ estates as provided in this Agreement.

“Articles of Association” means the articles of association of the Reorganized Company as in effect on the Effective Date.

“Available Notes” means the Commitment Notes that any Commitment Party fails to purchase as a result of a Commitment Party Default by such Commitment Party.

“Bankruptcy Code” has the meaning set forth in the Recitals.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court.

“BCA Approval Obligations” means the obligations of the Company and the other Debtors under this Agreement and the Approval Order.

“Business Day” means any day, other than a Saturday, Sunday or legal holiday, as defined in Bankruptcy Rule 9006(a).

“Bylaws” means the bylaws of the Reorganized Company, which shall become effective as of the Effective Date.

“Chapter 11 Cases” has the meaning set forth in the Recitals.

“Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

“Closing Date” has the meaning set forth in Section 2.2.

“Commitment” means, with respect to each Commitment Party, its Commitment Percentage multiplied by the Aggregate Commitment.

“Commitment Notes” means the New Second Lien PIK Toggle Notes issued or to be issued pursuant to the Aggregate Commitment.

“Commitment Party” means the Commitment Parties set forth on Schedule 1 hereto, acting in their capacity as such and including each of their permitted successors and assigns and any Additional Commitment Party.

“Commitment Party Default” means the failure by any Commitment Party to deliver and pay on the Anticipated Closing Date the aggregate Commitment Payment Amount for such Commitment Party’s Commitment Percentage of the Aggregate Commitment.

“Commitment Party Replacement” has the meaning set forth in Section 2.3(a).

“Commitment Party Replacement Period” has the meaning set forth in Section 2.3(a).

“Commitment Payment Amount” means for each Commitment Party, an amount equal to the product of (a) such Commitment Party’s Commitment Percentage multiplied by (b) the Aggregate Commitment.

“Commitment Percentage” means, with respect to any Commitment Party, such Commitment Party’s percentage of the Aggregate Commitment as set forth opposite such Commitment Party’s name under the column titled “Commitment Percentage” on Schedule 1 to this Agreement. Any reference to “Commitment Percentage” in this Agreement means the Commitment Percentage in effect at the time of the relevant determination.

“Commitment Premium” has the meaning set forth in Section 3.1.

“Commitment Schedule” means Schedule 1 to this Agreement, as may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“Company” has the meaning set forth in the Preamble.

“Company SEC Documents” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed with the SEC by the Company.

“Confirmation Order” means a Final Order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

“Contract” means any agreement, contract or instrument, including any loan, note, bond, mortgage, indenture, guarantee, deed of trust, license, franchise, commitment, lease, franchise agreement, letter of intent, memorandum of understanding or other obligation, and any amendments thereto, whether written or oral, but excluding the Plan.

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or agency or otherwise.

“Debtors” means, collectively Pacific Drilling S.A. and its direct and indirect Subsidiaries, as the debtors in possession and reorganized debtors, as applicable.

“Defaulting Commitment Party” means in respect of a Commitment Party Default that is continuing, the applicable defaulting Commitment Party.

“Disclosure Statement” means a disclosure statement with respect to the Plan that has been filed pursuant to section 1125 of the Bankruptcy Code.

“Disclosure Statement Order” means the order of the Bankruptcy Court approving the Disclosure Statement and the other Solicitation Materials.

“Effective Date” means the date upon which (a) no stay of the Confirmation Order is in effect, (b) all conditions precedent to the effectiveness of the Plan (or each respective Plan, if separate) have been satisfied or are expressly waived in accordance with the terms thereof, as the case may be, and (c) the Plan Financing Transactions and the other transactions to occur pursuant to the Plan become effective or are consummated.

“Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

“Event” means any event, development, occurrence, circumstance, effect, condition, result, state of facts or change.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Final Order” means, as applicable, an Order of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the Order could be appealed or from which certiorari could be sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such Order, or has otherwise been dismissed with prejudice.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning of “governmental unit” set forth in section 101(27) of the Bankruptcy Code.

“Indemnified Claim” has the meaning set forth in Section 8.2.

“Indemnified Person” has the meaning set forth in Section 8.1.

“Indemnifying Party” has the meaning set forth in Section 8.1.

“Law” means any law (statutory or common), statute, regulation, rule, code or ordinance enacted, adopted, issued or promulgated by any Governmental Entity.

“Legal Proceedings” has the meaning set forth in Section 4.9.

“Lien” means any lien, adverse claim, charge, option, right of first refusal, servitude, security interest, mortgage, pledge, deed of trust, easement, encumbrance, restriction on transfer, conditional sale or other title retention agreement, defect in title, lien or judicial lien as defined in sections 101(36) and (37) of the Bankruptcy Code or other restrictions of a similar kind.

“Losses” has the meaning set forth in Section 8.1.

“Material Adverse Effect” means any Event, which individually, or together with all other Events, has had or would reasonably be expected to have a material and adverse effect on (a) the business, assets, liabilities, finances, properties, results of operations or condition (financial or otherwise) of the Debtors, taken as a whole, or (b) the ability of the Debtors, taken as a whole, to perform their obligations under, or to consummate the transactions contemplated by this Agreement, , in each case, except to the extent such Event results from, arises out of, or is attributable to, the following (either alone or in combination): (i) any change after the date hereof in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions existing or underway) or in the general business, market, financial or economic conditions affecting the industries, regions and markets in which the Debtors operate, including any change in the United States or applicable foreign economies or securities, commodities or financial markets, or force majeure events or “acts of God”; (ii) any changes after the date hereof in applicable Law or GAAP, or in the interpretation or enforcement thereof; (iii) the execution, announcement, disclosure in Company SEC Documents, or performance of this Agreement or the other agreements executed or announced in connection with the Plan Financing Transactions (including any act or omission of the Debtors expressly required or prohibited, as applicable, by this Agreement or consented to or required by the Requisite Commitment Parties in writing); (iv) changes in the market price or trading volume of the claims or equity or debt securities of the Debtors (but not the underlying facts giving rise to such changes unless such facts are otherwise excluded pursuant to the clauses contained in this definition); (v) the filing or pendency of the Chapter 11 Cases; (vi) declarations of national emergencies in the United States or natural disasters in the United States; (vii) any matters expressly disclosed in the Disclosure Statement; (viii) the occurrence of a Commitment Party Default; or (ix) the departure of officers or directors of any of the Debtors not in contravention of the terms and conditions of this Agreement (but not the underlying facts giving rise to such departure unless such facts are otherwise excluded pursuant to the clauses contained in this definition); provided, that the exceptions set forth in clauses (i) and (ii) shall not apply to the extent that such Event is disproportionately adverse to the Debtors, taken as a whole, as compared to other companies in the industries in which the Debtors operate.

“Maximum Aggregate Commitment” means all $300.0 million aggregate principal amount of New Second Lien PIK Toggle Notes.

“New Second Lien PIK Toggle Notes Indenture” means that certain Indenture, to be dated as of the Effective Date, by and among the Reorganized Company, as issuer, and the trustee.

“Offering Memorandum” has the meaning set forth in Section 6.15.

“Order” means any judgment, order, award, injunction, writ, permit, license or decree of any Governmental Entity or arbitrator of applicable jurisdiction.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Party” has the meaning set forth in the Preamble.

“Person” means an individual, firm, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, association, trust, Governmental Entity or other entity or organization.

“Plan” has the meaning set forth in the Preamble.

“Plan Financing Transactions” has the meaning set forth in the recitals; provided, that with respect to the proposal that the Reorganized Company will obtain at least $500 million of cash proceeds from the issuance of common equity on the effective date of the Plan, nothing in this Agreement shall require that such equity be raised from any particular party, in any particular manner or at any particular price.

“Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan (as amended, supplemented, or modified from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules), including without limitation disclosure required under section 1129(a)(5) of the Bankruptcy Code, to be filed by the Debtors no later than 14 days before the Confirmation Hearing, and additional documents or amendments to previously filed documents, filed before the Effective Date as amendments to the Plan Supplement, including the following, as applicable: (a) the Reorganized Company Organizational Documents; (b) a list of retained causes of action; (c) [reserved]; (d) the Schedule of Assumed Executory Contracts and Unexpired Leases that the Debtors intend to assume under the Plan; (e) the Schedule of Rejected Executory Contracts and Unexpired Leases that the Debtors intend to reject under the Plan; (f) this Agreement; (h) the New Shareholders Agreement (as defined in the Plan) and (i) any and all other documentation necessary to effectuate the Plan.

“Pre-Closing Period” has the meaning set forth in Section 6.3.

“Pro Forma Balance Sheet” has the meaning set forth in Section 6.14.

“Purchase Agreement” has the meaning set forth in Section 2.2.

“Related Party” means, with respect to any Person, (a) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of such Person and (b) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing.

“Reorganized Company” means Pacific Drilling S.A. from and after the Effective Date.

“Reorganized Company Organizational Documents” means, collectively, the Articles of Association, Bylaws and any other organizational documents for the Reorganized Company.

“Reorganized Debtors” means the Reorganized Company and its direct and indirect subsidiaries from and after the Effective Date.

“Replacing Commitment Parties” has the meaning set forth in Section 2.3(a).

“Representatives” means, with respect to any Person, such Person’s directors, officers, members, partners, managers, employees, agents, investment bankers, attorneys, accountants, advisors and other representatives.

“Requisite Commitment Parties” means Commitment Parties holding Commitments constituting at least sixty-six and two-thirds percent (66-2/3%) of the Aggregate Commitment at the time of the relevant determination.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solicitation Materials” means solicitation materials with respect to the Plan together with the Disclosure Statement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other subsidiary), (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body, or (c) has the power to direct the business and policies.

“Taxes” means all taxes, assessments, duties, levies or other mandatory governmental charges paid or payable to a Governmental Entity, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, excise, severance, windfall profits, stamp, payroll, social security, withholding and other taxes, assessments, duties, levies or other mandatory governmental charges of any kind whatsoever paid to a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest thereon and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group. For the avoidance of doubt, such term shall exclude any tax, penalties or interest thereon that result or have resulted from the non-payment of royalties.

“Transaction Agreements” has the meaning set forth in Section 4.2(a).

“Transfer” means to sell, transfer, assign, pledge, hypothecate, participate, donate or otherwise encumber or dispose of, directly or indirectly, all or any portion of a Commitment. “Transfer” used as a noun has a correlative meaning.

“Ultimate Purchaser” has the meaning set forth in Section 2.6(b).

“Willful or intentional breach” has the meaning set forth in Section 9.4.

Section 1.2 Construction. In this Agreement, unless the context otherwise requires:

(a) references to Articles, Sections, Exhibits and Schedules are references to the articles and sections or subsections of, and the exhibits and schedules attached to, this Agreement;

(b) references in this Agreement to “writing” or comparable expressions include a reference to a written document transmitted by means of electronic mail in portable document format (pdf), facsimile transmission or comparable means of communication;

(c) words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d) the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including all Exhibits and Schedules attached to this Agreement, and not to any provision of this Agreement;

(e) the term “this Agreement” shall be construed as a reference to this Agreement as the same may have been, or may from time to time be, amended, modified, varied, novated or supplemented;

(f) “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words;

(g) references to “day” or “days” are to calendar days;

(h) references to “the date hereof” means the date of this Agreement;

(i) unless otherwise specified, references to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder in effect from time to time; and

(j) references to “dollars” or “$” refer to currency of the United States of America, unless otherwise expressly provided.

ARTICLE II

COMMITMENT

Section 2.1 [Reserved].

Section 2.2 The Commitment. On and subject to the terms and conditions hereof and set forth in the Purchase Agreement (as defined below), each Commitment Party agrees, severally and not jointly, to purchase pursuant to a purchase agreement substantially consistent with the purchase agreement governing the Reorganized Company’s sale of $700.0 million of senior secured first lien notes (but with adjustments thereto to reflect the terms and conditions set forth herein and in the New Second Lien PIK Toggle Notes Term Sheet) and otherwise on terms reasonably satisfactory to the Requisite Commitment Parties and the Company (the “Purchase Agreement”) (or cause certain of its and its Affiliates’ managed funds and/or accounts to purchase), and the Reorganized Company shall sell to such Commitment Party (or such managed funds or accounts), on the closing date set forth in the Purchase Agreement (the “Anticipated Closing Date”) or on such later date as is set forth in Section 2.3(e) (which shall occur, subject to Section 2.3(e), contemporaneously with the Effective Date) (the “Closing Date”), an aggregate principal amount of New Second Lien PIK Toggle Notes equal to (x) such Commitment Party’s Commitment Percentage multiplied by (y) the Aggregate Commitment; the purchase price payable by each Commitment Party shall be such Commitment Party’s Commitment Payment Amount. Any Defaulting Commitment Party shall be liable to each non-Defaulting Commitment Party, the Company and the Reorganized Debtors as a result of any breach of its obligations hereunder.

Section 2.3 Commitment Party Default.

(a) Upon the occurrence of a Commitment Party Default, the Commitment Parties (other than any Defaulting Commitment Party) shall have the right, but not the obligation, within three (3) Business Days after delivery of notice, in accordance with Section 10.1, by the Company to all Commitment Parties of such Commitment Party Default, which notice shall be given promptly following the occurrence of such Commitment Party Default and to all Commitment Parties concurrently (such three (3) Business Day period, the “Commitment Party Replacement Period”), to make arrangements for one or more of the Commitment Parties (other than any Defaulting Commitment Party) to purchase all or any portion of the Available Notes (any such purchase, a “Commitment Party Replacement”) on the terms and subject to the conditions set forth in this Agreement and in such amounts as may be agreed upon by all of the Commitment Parties electing to purchase all or any portion of the Available Notes, or, if no such agreement is reached, based upon the relative applicable Commitment Percentages of any such Commitment Parties (other than any Defaulting Commitment Party) (such Commitment Parties, the “Replacing Commitment Parties”); provided, that in the event that there would be any Available Notes at the end of the Commitment Party Replacement Period, subject to Section 2.3(g), each non-Defaulting Commitment Party shall have the obligation to purchase a portion of such Available Notes on the terms and subject to the conditions set forth in this Agreement based upon the relative applicable Commitment Percentage of such non-Defaulting Commitment Party.

(b) [Reserved].

(c) [Reserved].

(d) [Reserved].

(e) Any Available Notes purchased by a Replacing Commitment Party (and any Commitment and applicable aggregate Commitment Payment Amount associated therewith) shall be included, among other things, in the determination of (x) the Commitment of such Replacing Commitment Party for all purposes hereunder (including the definition of “Requisite Commitment Parties”), and (y) the Commitment Percentage of such Replacing Commitment Party for purposes of Section 2.3(g), Section 3.1 and Section 3.2. If a Commitment Party Default occurs, (i) the Outside Date shall be delayed only to the extent necessary to allow for the Commitment Party Replacement to be completed within the Commitment Party Replacement Period, and (ii) unless this Agreement is terminated by the Company in accordance with Section 9.3(b), the Closing Date shall occur one (1) Business Day following the expiration of the Commitment Party Replacement Period, assuming the satisfaction of all other conditions set forth in Section 7.1.

(f) If a Commitment Party is a Defaulting Commitment Party, it shall not be entitled to any of the Commitment Premium hereunder. Subject to Section 3.1, any portion of the Commitment Premium otherwise payable to any Defaulting Commitment Party except for such Commitment Party Default shall be paid pro-rata to any Replacing Commitment Party.

(g) Nothing in this Agreement shall be deemed to require a Commitment Party to purchase more than its Commitment Percentage of the Maximum Aggregate Commitment.

(h) For the avoidance of doubt, notwithstanding anything to the contrary set forth in Section 9.4 but subject to Section 10.10, no provision of this Agreement shall relieve any Defaulting Commitment Party from liability hereunder, or limit the availability of the remedies set forth in Section 10.9 or otherwise, in connection with any such Defaulting Commitment Party’s Commitment Party Default.

Section 2.4 [Reserved].

Section 2.5 [Reserved].

Section 2.6 Designation and Assignment Rights.

(a) [Reserved].

(b) Commitment Parties shall not be entitled to Transfer all or any portion of their Commitments except as expressly provided in this Section 2.6. Each Commitment Party shall have the right to Transfer all or any portion of its Commitment to: (i) an Affiliated Fund; (ii) one or more special purpose vehicles that are wholly owned by one or more of such Commitment Party and its Affiliated Funds, created for the purpose of holding such Commitment or holding debt or equity of the Company; provided, that such transferring Commitment Party or, in the case of a transfer to another Commitment Party’s Affiliated Fund, such other Commitment Party, shall either (A) have provided the Company with a commercially reasonable and adequate equity support letter or a guarantee of such special purpose vehicle’s Commitment in form and substance reasonably acceptable to the Company or (B) remain (or in the case of a transfer to another Commitment Party’s Affiliated Fund, such other Commitment Party, shall become) obligated to fund such Commitment; provided, further that any such special purpose vehicle shall not be related to or Affiliated with any portfolio company of such Commitment Party or any of its Affiliates or Affiliated Funds (other than solely by virtue of its affiliation with such Commitment Party) and the equity of such special purpose vehicle shall not be directly or indirectly transferable other than to such Persons described in clause (i) or (ii) of this Section 2.6(b), and in such manner as such Commitment Party’s Commitment is transferable pursuant to this Section 2.6(b); or (iii) any other Commitment Party (each of the Persons referred to in clauses (i), (ii) and (iii) above, an “Ultimate Purchaser”). In each case of a Commitment Party’s Transfer of all or any portion of its Commitment pursuant to this Section 2.6(b), (1) the Ultimate Purchaser shall provide a written instrument to the Company and counsel to the Commitment Parties under which it (w) confirms that it is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act and the accuracy of the representations set forth in Section 5.8 herein as applied to such Ultimate Purchaser, (x) agrees to purchase the transferred portion of such Commitment Party’s Commitment, and (y) agrees to be fully bound by, and subject to, this Agreement as a Commitment Party hereto pursuant to a joinder agreement in the form set forth on Exhibit C (the “Joinder Agreement”), and (2) the transferring Commitment Party and the Ultimate Purchaser shall have duly executed and delivered to the Company and counsel to the Commitment Parties (at the addresses set forth in Section 10.1), written notice of such Transfer; provided, however, that, except in the case of clause (iii) above, or in the case of a transfer to another Commitment Party’s Affiliated Fund in accordance with the foregoing, no such Transfer shall relieve the transferring Commitment Party from any of its obligations under this Agreement.

(c) [Reserved].

(d) Each Commitment Party, severally and not jointly, agrees that it will not Transfer, at any time prior to the Closing Date or the earlier termination of this Agreement in accordance with its terms, any of its rights and obligations under this Agreement to any Person other than in accordance with Section 2.6(b). After the Closing Date, nothing in this Agreement shall limit or restrict in any way the ability of any Commitment Party (or any permitted transferee thereof) to Transfer any of the New Second Lien PIK Toggle Notes or any interest therein; provided, that any such Transfer shall be made pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements thereunder and pursuant to applicable securities Laws.

ARTICLE III

COMMITMENT PREMIUM

Section 3.1 Premium Payable by the Company. As consideration for the Commitments and the other agreements of the Commitment Parties in this Agreement, subject to the below, the Debtors shall pay or cause to be paid to the Commitment Parties (including any Commitment Party Replacement, but excluding any Commitment Party that has committed any Commitment Party Default) or their designees based upon the Commitment Parties’ respective Commitment Percentages at the time immediately prior to the time at which it becomes payable, a premium, payable in New Second Lien PIK Toggle Notes, in an aggregate principal amount equal to $24.0 million (the “Commitment Premium”); provided that the Commitment Premium shall be reduced by an amount equal to 8.0% of all or any portion of a Defaulting Commitment Party’s Commitment which is not paid to the Company by a Replacement Commitment Party (and all references to “Commitment Premium” herein shall include any such reduction, if applicable).

The provisions for the payment of the Commitment Premium are an integral part of the transactions contemplated by this Agreement and without these provisions the Commitment Parties would not have entered into this Agreement, and the Commitment Premium shall constitute allowed administrative expenses of the Debtors’ estate under Sections 503(b) and 507 of the Bankruptcy Code. The Commitment Premium shall be payable in New Second Lien PIK Toggle Notes or cash as set forth below.

Section 3.2 Payment of Commitment Premium. Subject to Section 9.4 hereof, the Commitment Premium shall be fully earned upon entering into this Agreement, shall constitute allowed administrative expenses of the Debtors’ estate under Sections 503(b) and 507 of the Bankruptcy Code, and shall become payable upon the earliest to occur of (a) a termination of this Agreement in accordance with its terms, in which case the Commitment Premium shall be paid at the time and to the extent provided in Section 9.4(b) of this Agreement, (b) the Closing Date, and (c) if, on or prior to the Effective Date, all of the New Second Lien PIK Toggle Notes shall have been issued to parties other than pursuant to this Agreement; provided, however, no portion of the Commitment Premium shall be paid to any Commitment Party if such Commitment Party has defaulted with respect to its respective Commitment or is otherwise in breach of this Agreement in any material respect and the Commitment Premium, to the extent payable, shall reflect any adjustments described in Section 3.1 with respect to any such Commitment Party Default; provided, further, that in the event that the Commitment Premium is payable upon termination of this Agreement in accordance with its terms as provided in this Section 3.2(a) and Section 9.4(b), then the Commitment Premium shall be paid in cash in an amount equal to $24,000,000. The Parties acknowledge and agree that the payment of the Commitment Premium upon a termination of this Agreement in accordance with its terms as provided in this Section 3.2 and Section 9.4(b) will constitute liquidated damages. To the extent that all amounts due in respect of the Commitment Premium pursuant to this Section 3.2 and Section 9.4(b) have actually been paid by the Debtors to the Commitment Parties in connection with a termination of this Agreement, the Commitment Parties shall not have any additional recourse against the Debtors for any payment, obligations or liabilities relating to or arising from this Agreement.

(a)

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company, on behalf of itself and each of the other Debtors, jointly and severally, hereby represents and warrants to the Commitment Parties (unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date) as set forth below.

Section 4.1 Organization and Qualification. Each of the Debtors (a) is a legal entity duly organized and validly existing and, if applicable, in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its incorporation or organization, (b) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is currently engaged and presently proposes to engage and (c) except where the failure to have such authority or qualification would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the conduct of its business as currently conducted requires such qualifications.

Section 4.2 Corporate Power and Authority.

(a) The Company has the requisite corporate power and authority (i) (A) subject to entry of the Approval Order and the Confirmation Order, to enter into, execute and deliver this Agreement and to perform the BCA Approval Obligations and (B) subject to entry of the Approval Order and the Confirmation Order, to perform each of its other obligations hereunder and (ii) subject to entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, to consummate the sale of New Second Lien PIK Toggle Notes that is contemplated herein, and to enter into, execute and deliver all agreements to which it will be a party that are required to implement this Agreement and the sale of the New Second Lien PIK Toggle Notes collectively, the “Transaction Agreements”) and to perform its obligations under each of the Transaction Agreements (other than this Agreement). Subject to the receipt of the foregoing Orders, as applicable, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings on the part of the Company are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(b) Subject to entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, each of the other Debtors has the requisite power and authority (corporate or otherwise) to enter into, execute and deliver each Transaction Agreement to which such other Debtor is a party and to perform its obligations thereunder. Subject to entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite action (corporate or otherwise) on behalf of each other Debtor party thereto, and no other proceedings on the part of any other Debtor party thereto are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(c) Notwithstanding the foregoing, the Company makes no express or implied representations or warranties, on behalf of itself or the other Debtors, with respect to actions (including in the foregoing) to be undertaken by the Reorganized Debtors, which such actions shall be governed by the Plan.

Section 4.3 Execution and Delivery; Enforceability. Subject to entry of the Approval Order, this Agreement will have been, and subject to the entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, each other Transaction Agreement will be, duly executed and delivered by the Company and each of the other Debtors party thereto. Upon entry of the Approval Order and assuming due and valid execution and delivery hereof by the Commitment Parties, the BCA Approval Obligations will constitute the valid and legally binding obligations of the Company and, to the extent applicable, the other Debtors, enforceable against the Company and, to the extent applicable, the other Debtors in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to creditor’s rights generally and subject to general principles of equity. Upon entry of the Approval Order and assuming due and valid execution and delivery of this Agreement and the other Transaction Agreements by the Commitment Parties and, to the extent applicable, any other parties hereof and thereof, each of the obligations of the Company and, to the extent applicable, the other Debtors hereunder and thereunder will constitute the valid and legally binding obligations of the Company and, to the extent applicable, the other Debtors, enforceable against the Company and, to the extent applicable, the other Debtors, in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to creditor’s rights generally and subject to general principles of equity.

Section 4.4 [Reserved].

Section 4.5 No Conflict. Assuming the consents described in of Section 4.6 are obtained, the execution and delivery by the Company and, if applicable, any other Debtor, of this Agreement, the Plan and the other Transaction Agreements, the compliance by the Company and, if applicable, any other Debtor, with the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein will not (a) conflict with, or result in a breach, modification or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result, except to the extent specified in the Plan, in the acceleration of, or the creation of any Lien under, or cause any payment or consent to be required under any Contract to which any Debtor will be bound as of the Closing Date after giving effect to the Plan or to which any of the property or assets of any Debtor will be subject as of the Closing Date after giving effect to the Plan, (b) result in any violation of the provisions of any of the Debtors’ organizational documents (other than, for the avoidance of doubt, a breach or default that would be triggered as a result of the Chapter 11 Cases or the Company’s or any Debtor’s undertaking to implement the Plan), or (c) result in any violation of any Law or Order applicable to any Debtor or any of their properties, except in each of the cases described in clause (a) or (c) for any conflict, breach, modification, violation, default, acceleration or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.6 Consents and Approvals. No consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity having jurisdiction over any of the Debtors or any of their properties (each, an “Applicable Consent”) is required for the execution and delivery by the Company and, to the extent relevant, the other Debtors, of this Agreement, the Plan and the other Transaction Agreements, the compliance by the Company and, to the extent relevant, the other Debtors, with the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein, except for (a) the entry of the Approval Order authorizing the Company to assume this Agreement and perform the BCA Approval Obligations, (b) entry of the Disclosure Statement Order, (c) entry by the Bankruptcy Court, or any other court of competent jurisdiction, of Orders as may be necessary in the Chapter 11 Cases from time-to-time; (d) the entry of the Confirmation Order, (e) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or “Blue Sky” Laws in connection with the purchase of the Commitment Notes and Available Notes, if any, by the Commitment Parties and the issuance of the New Second Lien PIK Toggle Notes as payment of the Commitment Premium, and (f) any Applicable Consents that, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.7 No Broker’s Fees. None of the Debtors is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Commitment Parties for a brokerage commission, finder’s fee or like payment in connection with the sale of the Commitment Notes or the payment of the Commitment Premium.

Section 4.8 [Reserved].

Section 4.9 Legal Proceedings. Other than the Chapter 11 Cases and any adversary proceedings or contested motions commenced in connection therewith or any matters referenced in any proof of claim filed therein, there are no material legal, governmental, administrative, judicial or regulatory investigations, audits, actions, suits, claims, arbitrations, demands, demand letters, claims, notices of noncompliance or violations, or proceedings (“Legal Proceedings”) pending or, to the Knowledge of the Company, threatened to which any of the Debtors is a party or to which any property of any of the Debtors is subject, in each case that in any manner draws into question the validity or enforceability of this Agreement, the Plan or the other Transaction Agreements or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMMITMENT PARTIES

Each Commitment Party, severally and not jointly, represents and warrants as to itself only (unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date) as set forth below.

Section 5.1 Organization. Such Commitment Party is a legal entity duly organized, validly existing and, if applicable, in good standing (or the equivalent thereof) under the Laws of its jurisdiction of incorporation or organization.

Section 5.2 Organizational Power and Authority. Such Commitment Party has the requisite power and authority (corporate or otherwise) to enter into, execute and deliver this Agreement and each other Transaction Agreement to which such Commitment Party is a party and to perform its obligations hereunder and thereunder and has taken all necessary action (corporate or otherwise) required for the due authorization, execution, delivery and performance by it of this Agreement and the other Transaction Agreements.

Section 5.3 Execution and Delivery. This Agreement and each other Transaction Agreement to which such Commitment Party is a party (a) has been, or prior to its execution and delivery will be, duly and validly executed and delivered by such Commitment Party and (b) upon entry of the Approval Order and assuming due and valid execution and delivery hereof and thereof by the Company and the other Debtors (as applicable), will constitute valid and legally binding obligations of such Commitment Party, enforceable against such Commitment Party in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar Laws limiting creditors’ rights generally or by equitable principles relating to enforceability.

Section 5.4 No Conflict. Assuming that the consents referred to in subclauses (a) and (b) of Section 5.5 are obtained, the execution and delivery by such Commitment Party of this Agreement and each other Transaction Agreement to which such Commitment Party is a party, the compliance by such Commitment Party with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (a) will not conflict with, or result in a breach, modification, termination or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time or both), or result in the acceleration of, or the creation of any Lien under, any Contract to which such Commitment Party is party or is bound or to which any of the property or assets or such Commitment Party are subject, (b) to the extent that a Commitment Party is not a natural person, will not result in any violation of the provisions of the certificate of incorporation or bylaws (or comparable constituent documents) of such Commitment Party and (c) will not result in any material violation of any Law or Order applicable to such Commitment Party or any of its properties, except in each of the cases described in clauses (a) or (c), for any conflict, breach, modification, termination, violation, default, acceleration or Lien which would not reasonably be expected, individually or in the aggregate, to prohibit or materially and adversely impact such Commitment Party’s performance of its obligations under this Agreement.

Section 5.5 Consents and Approvals. No consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity having jurisdiction over such Commitment Party or any of its properties is required for the execution and delivery by such Commitment Party of this Agreement and each other Transaction Agreement to which such Commitment Party is a party, the compliance by such Commitment Party with the provisions hereof and thereof and the consummation of the transactions (including the purchase by such Commitment Party of an aggregate principal amount of Commitment Notes equal to its Commitment Percentage of the Aggregate Commitment) contemplated herein and therein, except any consent, approval, authorization, Order, registration or qualification which, if not made or obtained, would not reasonably be expected, individually or in the aggregate, to prohibit or materially and adversely impact such Commitment Party’s performance of its obligations under this Agreement and each other Transaction Agreement to which such Commitment Party is a party.

Section 5.6 No Registration. Such Commitment Party acknowledges and understands that (a) the Commitment Notes and the New Second Lien PIK Toggle Notes issuable pursuant to the Commitment Premium have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Commitment Party’s representations as expressed herein or otherwise made pursuant hereto, and (b) the foregoing securities cannot be sold unless subsequently registered under the Securities Act or an exemption from registration is available.

Section 5.7 Purchasing Intent. Such Commitment Party is acquiring the Commitment Notes and the New Second Lien PIK Toggle Notes issued pursuant to the Commitment Premium for its own account or accounts or funds over which it holds voting and/or investment discretion, not otherwise as a nominee or agent, and not otherwise with the view to, or for resale in connection with, any distribution thereof not in compliance with applicable securities Laws, and such Commitment Party has no present intention of selling, granting any other participation in, or otherwise distributing the same, except in compliance with applicable securities Laws.

Section 5.8 Sophistication; Investigation. Such Commitment Party has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its investment in the Commitment Notes and the New Second Lien PIK Toggle Notes issued pursuant to the Commitment Premium. Such Commitment Party is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act or a “qualified institutional buyer” within the meaning of Rule 144A of the Securities Act. Such Commitment Party understands and is able to bear any economic risks associated with such investment (including the necessity of holding such shares for an indefinite period of time). Except for the representations and warranties expressly set forth in this Agreement or any other Transaction Agreement, such Commitment Party has independently evaluated the merits and risks of its decision to enter into this Agreement and disclaims reliance on any representations or warranties, either express or implied, by or on behalf of any of the Debtors.

Section 5.9 No Broker’s Fees. Such Commitment Party is not a party to any Contract with any Person that would give rise to a valid claim against any of the Debtors for a brokerage commission, finder’s fee or like payment in connection with the sale of the Commitment Notes or the payment of the Commitment Premium.

Section 5.10 Sufficient Funds. Such Commitment Party has sufficient assets and the financial capacity to perform all of its obligations under this Agreement, including the ability to fund such Commitment Party’s Commitment.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1 Orders Generally. The Company and the Reorganized Debtors shall support and make commercially reasonable efforts to (a) obtain the entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, and (b) cause the Approval Order, the Disclosure Statement Order, and the Confirmation Order to become Final Orders (and request that such Orders become effective immediately upon entry by the Bankruptcy Court pursuant to a waiver of Rules 3020 and 6004(h) of the Bankruptcy Rules, as applicable), in each case, as soon as reasonably practicable, consistent with the Bankruptcy Code and the Bankruptcy Rules, following the filing of the respective motion seeking entry of such Orders. The Company shall provide to each of the Commitment Parties and counsel designated by the Commitment Parties copies of the proposed motions seeking entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order (together with the proposed Disclosure Statement Order and the proposed Approval Order), and a reasonable opportunity to review and comment on such motions and such Orders prior to such motions and such Orders being filed with the Bankruptcy Court (and in no event less than 48 hours prior to such filing), and such Orders must be in form and substance reasonably satisfactory to the Requisite Commitment Parties and the Company insofar as they address the subject matter of this Agreement. Any amendments, modifications, changes, or supplements to the Approval Order, Disclosure Statement Order, and Confirmation Order, and any of the motions seeking entry of such Orders, shall be in form and substance reasonably satisfactory to the Requisite Commitment Parties and the Company insofar as they address the subject matter of this Agreement.

Section 6.2 Confirmation Order; Plan and Disclosure Statement. The Debtors shall use their commercially reasonable efforts to obtain entry of the Confirmation Order on or before October 31, 2018, as such deadline may be amended or moved by agreement of the Parties. The Company shall provide to each of the Commitment Parties and counsel designated by the Commitment Parties a copy of the proposed Plan, the Disclosure Statement, the Transaction Agreements and any proposed amendment, modification, supplement or change to the Plan, the Disclosure Statement or the Transaction Agreements, and a reasonable opportunity to review and comment on such documents (and in no event less than forty-eight (48) hours prior to filing the Plan, the Disclosure Statement and/or the Transaction Agreements, as applicable, with the Bankruptcy Court), and each such amendment, modification, supplement or change to the Plan or the Disclosure Statement must be in form and substance reasonably satisfactory to each of the Requisite Commitment Parties and the Company insofar as they address the subject matter of this Agreement. The Company shall provide to each of the Commitment Parties and counsel designated by the Commitment Parties a copy of the proposed Confirmation Order (together with copies of any briefs, pleadings and motions related thereto), and a reasonable opportunity to review and comment on such Order, briefs, pleadings and motions prior to such Order, briefs, pleadings and motions being filed with the Bankruptcy Court (and in no event less than 48 hours prior to a filing of such Order, briefs, pleadings or motions with the Bankruptcy Court), and such Order, briefs, pleadings and motions must be in form and substance reasonably satisfactory to each of the Requisite Commitment Parties and the Company insofar as they address the subject matter of this Agreement.

Section 6.3 Conduct of Business. Except as expressly set forth in this Agreement (including with respect to the exercise of the board of directors’ fiduciary duties in Section 9.3(e) herein), the Plan or with the prior written consent of the Requisite Commitment Parties (requests for which, including related information, shall be directed to the counsel and financial advisors designated by the Commitment Parties), which consent shall not be unreasonably withheld, conditioned, or delayed, during the period from the date of this Agreement to the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with its terms (the “Pre-Closing Period”): (a) the Company shall, and shall cause each of the other Debtors to, carry on its business in the ordinary course in all material respects and use its commercially reasonable efforts to: (i) preserve intact its business, (ii) preserve its material relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with any of the Debtors in connection with their business, and (iii) file Company SEC Documents within the time periods required under the Exchange Act, in each case in accordance with ordinary course practices; (b) each of the Debtors shall not enter into any transaction that is material to the Debtors’ business other than (A) transactions in the ordinary course of business that are consistent with prior business practices of the Debtors, (B) other transactions after prior notice to the Commitment Parties to implement tax planning which transactions are not reasonably expected to materially adversely affect any Commitment Party and (C) transactions expressly contemplated by the Transaction Agreements; and (c) the Debtors shall consult with the advisors to the Commitment Parties with respect to any amendment, modification, termination, waiver, supplement, replacement, restatement, reinstatement, or other change to any Material Contract.

Section 6.4 Access to Information; Confidentiality.

(a) Subject to applicable Law and Section 6.4(b), upon reasonable notice during the Pre-Closing Period, the Debtors shall afford the Commitment Parties and their Representatives upon request reasonable access, during normal business hours and without unreasonable disruption or interference with the Debtors’ business or operations, to the Debtors’ employees, properties, books, Contracts and records and, during the Pre-Closing Period, the Debtors shall furnish promptly to such parties all reasonable information concerning the Debtors’ business, properties and personnel as may reasonably be requested by any such party; provided, that the foregoing shall not require the Company to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would cause any of the Debtors to violate any of their respective obligations with respect to confidentiality to a third party if the Company shall have used its commercially reasonable efforts to obtain, but failed to obtain, the consent of such third party to such inspection or disclosure, (ii) disclose any legally privileged information of any of the Debtors or (iii) violate any applicable Laws or Orders. All requests for information and access made in accordance with this Section 6.4 shall be directed to an executive officer of the Company or such Person as may be designated by the Company’s executive officers.

(b) From and after the date hereof until the date that is one (1) year after the expiration of the Pre-Closing Period, each Commitment Party shall, and shall cause its Representatives to, (i) keep confidential and not provide or disclose to any Person any documents or information received or otherwise obtained by such Commitment Party or its Representatives pursuant to Section 6.4(a) or in connection with a request for approval pursuant to Section 6.3 (except that provision or disclosure may be made to any Affiliate or Representative of such Commitment Party who needs to know such information for purposes of this Agreement or the other Transaction Agreements and who agrees to observe the terms of this Section 6.4(b) (and such Commitment Party will remain liable for any breach of such terms by any such Affiliate or Representative)), and (ii) not use such documents or information for any purpose other than in connection with this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby; provided, that each Commitment Party shall be permitted to disclose such information to any permitted transferee pursuant to Section 2.6, if such transferee has agreed to be bound by the terms of this Section 6.4(b). Notwithstanding the foregoing, the immediately preceding sentence shall not apply in respect of documents or information that (A) is now or subsequently becomes generally available to the public through no violation of this Section 6.4(b), (B) becomes available to a Commitment Party or its Representatives on a non-confidential basis from a source other than any of the Debtors or any of their respective Representatives, (C) becomes available to a Commitment Party or its Representatives through document production or discovery in connection with the Chapter 11 Cases or other judicial or administrative process, but subject to any confidentiality restrictions imposed by the Chapter 11 Cases or other such process, (D) is independently developed by a Commitment Party without violating this Agreement or (E) such Commitment Party or any Representative thereof is required to disclose pursuant to judicial or administrative process or pursuant to applicable Law or applicable securities exchange rules; provided, that, such Commitment Party or such Representative shall provide the Company with prompt written notice of such legal compulsion and cooperate with the Company to obtain a protective Order or similar remedy to cause such information or documents not to be disclosed, including interposing all available objections thereto, at the Company’s sole cost and expense; provided, further, that, in the event that such protective Order or other similar remedy is not obtained, the disclosing party shall furnish only that portion of such information or documents that is legally required to be disclosed and shall exercise its commercially reasonable efforts (at the

Company’s sole cost and expense) to obtain assurance that confidential treatment will be accorded such disclosed information or documents. The provisions of this Section 6.4(b) shall not apply to any Commitment Party that, as of the date hereof, is party to a confidentiality or non-disclosure agreement with the Debtors, for so long as such agreement remains in full force and effect.

(c) Notwithstanding anything to the contrary in this Agreement, the Commitment Parties acknowledge and agree that the Company may, in its sole discretion, mark any document or information to be provided pursuant to or in connection with this Agreement, prior to providing such document or information, as “Limited Distribution Information; For Professional Eyes Only” (such marked document or information, the “Highly Confidential Information”). Highly Confidential Information shall be provided solely to the counsel and financial advisors designated by the Commitment Parties, and the Commitment Parties and their respective Representatives will not be entitled to review the Highly Confidential Information.

Section 6.5 Commercially Reasonable Efforts.

(a) Without in any way limiting any other respective obligation of the Company or any Commitment Party in this Agreement, each Party shall use (and the Company shall cause the other Debtors to use) commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Plan, including using commercially reasonable efforts in:

(i) timely preparing and filing all documentation reasonably necessary to effect all necessary notices, reports and other filings of such Person and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or Governmental Entity;

(ii) defending any Legal Proceedings in any way challenging (A) this Agreement, the Plan or any other Transaction Agreement, (B) the Approval Order, the Disclosure Statement Order or the Confirmation Order or (C) the consummation of the transactions contemplated hereby and thereby, including seeking to have any stay or temporary restraining Order entered by any Governmental Entity vacated or reversed; and

(iii) working in good faith to finalize the Reorganized Company Organizational Documents, Transaction Agreements, and all other documents relating thereto for timely inclusion in the Plan and filing other Plan Supplement Documents with the Bankruptcy Court.

(b) Nothing contained in this Section 6.5 shall limit the ability of any Commitment Party to consult with the Debtors, to appear and be heard, or to file objections, concerning any matter arising in the Chapter 11 Cases.

(c) For the avoidance of doubt, nothing in this Agreement, including this Section 6.5, shall require any Commitment Party to make, seek or receive any filings, notifications, consents, determinations, authorizations, permits, approvals, licenses or the like, or provide any documentation or information to any regulatory or self-regulatory body having jurisdiction over the Company or such Commitment Party, other than information that is already included in this Agreement or is otherwise in the public domain.

Section 6.6 [Reserved].

Section 6.7 Blue Sky. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the offer and sale of the Commitment Notes and the New Second Lien PIK Toggle Notes issued pursuant to the Commitment Premium to the Commitment Parties pursuant to this Agreement under applicable securities and “Blue Sky” Laws of the states of the United States (or to obtain an exemption from such qualification) and, to the extent reasonably requested, any applicable foreign jurisdictions, and, if requested, shall provide evidence of any such action so taken to the Commitment Parties on or prior to the Closing Date. The Reorganized Company shall timely make all filings and reports, including filing a Form D with the SEC to the extent required under Regulation D of the Securities Act, relating to the offer and sale of the Commitment Notes issued hereunder and the New Second Lien PIK Toggle Notes issued pursuant to the Commitment Premium required under applicable securities and “Blue Sky” Laws of the states of the United States following the Closing Date. The Company or the Reorganized Company, as applicable, shall pay all fees and expenses in connection with satisfying its obligations under this Section 6.7. Notwithstanding the foregoing, the Company shall not be required to qualify as a foreign corporation or to file a general consent to service in any jurisdiction where it is not now so qualified or required to file such consent, or subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

Section 6.8 DTC Eligibility. Unless otherwise requested by the Requisite Commitment Parties, the Reorganized Company shall use commercially reasonable efforts to make prior to the Closing Date, the New Second Lien PIK Toggle Notes eligible for deposit with The Depository Trust Company, provided that any such efforts shall not involve any material alterations to the terms of the New Second Lien PIK Toggle Notes.

Section 6.9 Use of Proceeds. The Debtors will apply the proceeds from the Commitment Notes for the purposes identified in the Disclosure Statement and the Plan.

Section 6.10 [Reserved].

Section 6.11 [Reserved].

Section 6.12 Securities Laws Disclosure.

(a) The Company shall, within two Business Days following the date hereof, file a Report on Form 6-K describing this Agreement.

(b) The Company shall timely file all required reports under Section 13 or 15(d) of the Exchange Act, as applicable. The Company understands and confirms that the Commitment Parties will rely on the foregoing covenant and the covenant in Section 6.13(a) above in effecting transactions in securities of the Company.

Section 6.13 Reorganized Company as Successor. On the Effective Date, all rights and obligations of the Company under this Agreement shall vest in the Reorganized Company and the Plan shall include language to such effect. From and after the Effective Date, the Reorganized Company shall be deemed to be a party to this Agreement as the successor to all rights and obligations of the Company hereunder.

Section 6.14 Financial Statements. The Company shall deliver to the Commitment Parties and any underwriter or initial purchaser engaged by the Company to sell the New Second Lien PIK Toggle Notes (i) audited consolidated financial statements for the Company for each of the three fiscal years ended at least 90 calendar days prior to the date of execution of the Purchase Agreement prepared in accordance with GAAP; (ii) unaudited consolidated financial statements (each of which shall have undergone a SAS 100 review) for each fiscal quarter of the fiscal year ending December 31, 2018 (and the corresponding period of the preceding fiscal year) ended at least 45 calendar days prior to the date of execution of the Purchase Agreement prepared in accordance with GAAP; and (iii) an unaudited pro forma condensed consolidated balance sheet of the Company as of the most recent fiscal quarter of the Company for which financial statements are required to be delivered pursuant to clause (ii) of this Section 6.14 (the “Pro Forma Balance Sheet”), and unaudited pro forma condensed consolidated statements of income for (A) the most recent fiscal year of the Company for which financial statements are required to be delivered pursuant to clause (i) of this Section 6.14, (B) for the period from such fiscal year end to the date of the Pro Forma Balance Sheet (and the corresponding prior year period) and (C) for the four-quarter period ended as of the date of the Pro Forma Balance Sheet, in each case giving effect to the effectiveness of the Plan and the transactions contemplated thereunder (including estimates of the reevaluation of the Company’s assets and liabilities consistent with fresh start accounting) as if the effectiveness of the Plan had occurred as of such date (in the case of the Pro Forma Balance Sheet) or at the beginning of such period (in the case of the income statements), in each case, prepared in accordance with Article 11 of Regulation S-X under the Securities Act (except for customary exceptions for Rule 144A / Regulation S offerings).

Section 6.15 Delivery of Offering Memorandum. No later than 12:00 p.m. (New York City time) on September 24, 2018, the Company shall deliver to the Commitment Parties and any underwriter or initial purchaser engaged by the Company to sell the New Second Lien PIK Toggle Notes: (i) a preliminary Rule 144A / Regulation S confidential offering memorandum relating to the issuance of the New Second Lien PIK Toggle Notes (and, as applicable, the issuance of the senior secured first lien debt) suitable for use in a customary “high-yield road show” (the “Offering Memorandum”) and including the financial statements required to be delivered to satisfy the covenants set forth in Section 6.14 and which will be in a form that will enable the independent registered public accountants of the Company to deliver to the Commitment Parties and any underwriter or initial purchaser engaged by the Debtors to sell the New Second Lien PIK Toggle Notes customary “comfort” letters (including customary “negative assurances”, it being agreed that the only “comfort” required with respect to pro forma financial information shall be customary “negative assurances”) on the Closing Date and (ii) drafts of customary comfort letters by the independent public registered accountants of the Company which such accountants are prepared to issue upon completion of customary procedures and otherwise in form and substance customary for Rule 144A / Regulation S high yield debt offerings. The Commitment Parties and any underwriter or initial purchaser engaged by the Debtors to sell the New Second Lien PIK Toggle Notes shall have been afforded a period of not less than 15 consecutive business days to seek to place the New Second Lien PIK Toggle Notes with the customary active cooperation of the Company (including its chief executive officer, chief financial officer and chief operating officer, which officers shall have made themselves reasonably available to market the New Second Lien PIK Toggle Notes during such period at times and locations mutually agreed with the Commitment Parties and any underwriter or initial purchaser engaged by the Debtors to sell the New Second Lien PIK Toggle Notes) after (x) delivery of the Offering Memorandum, and (y) the entry of the Authorization Order by the Bankruptcy Court; provided that such period shall not be deemed to have commenced prior to September 4, 2018.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

Section 7.1 Conditions to the Obligations of the Commitment Parties. The obligations of each Commitment Party to consummate the transactions contemplated hereby shall be subject to (unless waived in accordance with Section 7.2) the satisfaction of each of the following conditions prior to or at the Closing:

(a) Approval Order. The Bankruptcy Court shall have entered the Approval Order in form and substance reasonably acceptable to the Requisite Commitment Parties, and such Order shall be, or shall have become, a Final Order.

(b) Disclosure Statement Order. The Bankruptcy Court shall have entered the Disclosure Statement Order in form and substance reasonably acceptable to the Requisite Commitment Parties insofar as it relates to the subject matter of this Agreement, and such Order shall be a Final Order.

(c) Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to the Requisite Commitment Parties insofar as it relates to the subject matter of this Agreement, and such Order shall be a Final Order.

(d) Satisfaction of Plan Conditions. The conditions to the occurrence of the Effective Date (other than any conditions relating to occurrence of the Closing) set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan.

(e) Effective Date. The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, in accordance with the terms and conditions set forth in the Plan and in the Confirmation Order.

(f) Governmental Approvals. All waiting periods imposed by any Governmental Entity in connection with the transactions contemplated by this Agreement shall have terminated or expired and all authorizations, approvals, consents or clearances otherwise required in connection with the transactions contemplated by this Agreement shall have been obtained or filed.

(g) No Legal Impediment to Issuance. No Law or Order shall have become effective or been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement;

(h) Representations and Warranties.

(i) The representations and warranties of the Debtors contained in this Agreement that are qualified by “materiality” or “Material Adverse Effect” or words or similar import shall be true and correct in all respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct in all respects only as of the specified date).

(ii) The representations and warranties of the Commitment Parties contained in this Agreement that are not qualified by “materiality” or “Material Adverse Effect” or words or similar import shall be true and correct in all material respects on and as of the Closing Date after giving effect to the Plan with the same effect as if made on and as of the Closing Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct in all material respects only as of the specified date).

(iii) The representations and warranties of the Debtors contained in this Agreement other than those referred to in clauses (i) and (ii) above shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) on and as of the Closing Date after giving effect to the Plan with the same effect as if made on and as of the Closing Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failure to be so true and correct does not constitute, individually or in the aggregate, a Material Adverse Effect.

(i) Covenants. The Debtors shall have performed and complied, in all material respects, with all of their respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Closing Date.

(j) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, and there shall not exist, any Event that constitutes, individually or in the aggregate, a Material Adverse Effect.

(k) Officer’s Certificate. The Commitment Parties shall have received on and as of the Closing Date a certificate of the chief executive officer or chief financial officer of the Company confirming that the conditions set forth in subparagraphs (h), (i) and (j) of this Section 7.1 have been satisfied.

(l) Commitment Premium. All premiums and other amounts, including the Commitment Premium, required to be paid by the Company and/or the Debtors, as applicable, to the Commitment Parties as of the Closing Date shall have been so paid (or shall be paid concurrently with the Closing).

Section 7.2 Waiver of Conditions to Obligations of Commitment Parties. All or any of the conditions set forth in Section 7.1 may only be waived in whole or in part with respect to all Commitment Parties by a written instrument executed by the Requisite Commitment Parties in their sole discretion and if so waived, all Commitment Parties shall be bound by such waiver; provided, however, that the conditions set forth in subsections (e), (g) and (h) of Section 7.1 shall not be subject to waiver except by a written instrument executed by all Commitment Parties.

Section 7.3 Conditions to the Obligations of the Debtors. The obligations of the Debtors to consummate the transactions contemplated hereby shall be subject to (unless waived by the Company) the satisfaction of each of the following conditions prior to or at the Closing:

(a) Approval Order. The Bankruptcy Court shall have entered the Approval Order and such Order shall be a Final Order.

(b) Disclosure Statement Order. The Bankruptcy Court shall have entered the Disclosure Statement Order, and such Order shall be a Final Order.

(c) Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order, and such Order shall be a Final Order.

(d) Effective Date. The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order.

(e) Governmental Approvals. All waiting periods imposed by any Governmental Entity in connection with the transactions contemplated by this Agreement shall have terminated or expired and all authorizations, approvals, consents or clearances required in connection with the transactions contemplated by this Agreement shall have been obtained or filed.

(f) No Legal Impediment to Issuance. No Law or Order shall have become effective or been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement.

(g) Representations and Warranties.

(i) The representations and warranties of the Commitment Parties contained in this Agreement that are qualified by “materiality” or “material adverse effect” or words of similar import shall be true and correct in all respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct in all respects only as of the specified date).

(ii) The representations and warranties of the Commitment Parties contained in this Agreement that are not qualified by “materiality” or “material adverse effect” or words of similar import shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct in all material respects only as of the specified date).

(h) Covenants. Each of the Commitment Parties, severally and not jointly, shall have performed and complied (A) in all respects with their covenants and agreements contained in Sections 2.2 and 2.3(a), and (B) in all material respects, with all of their other covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Closing Date.

ARTICLE VIII

INDEMNIFICATION AND CONTRIBUTION

Section 8.1 Indemnification Obligations. Following the entry of the Approval Order, the Company, the Reorganized Debtors and the other Debtors (the “Indemnifying Parties” and each, an “Indemnifying Party”) shall, jointly and severally, indemnify and hold harmless each Commitment Party and its Affiliates, equity holders, members, partners, general partners, managers and its and their respective Representatives and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and costs and expenses (other than Taxes of the Commitment Parties except to the extent otherwise provided for in this Agreement) arising out of a claim asserted by a third party (collectively, “Losses”) that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Agreement, including the Commitments, the payment of the Commitment Premium or the use of the proceeds from the issuance of the New Second Lien PIK Toggle Notes, or any claim, challenge, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the Company, the Reorganized Debtors, the other Debtors, their respective equity holders, Affiliates, creditors or any other Person, and reimburse each Indemnified Person upon demand for reasonable documented (with such documentation subject to redaction to preserve attorney client and work product privileges) legal or other third-party out-of-pocket expenses incurred in connection with investigating, preparing to defend or defending any lawsuit, investigation, claim or other proceeding relating to any of the foregoing , irrespective of whether or not the transactions contemplated by this Agreement or the Plan are consummated or whether or not this Agreement is terminated; provided, that the foregoing indemnity will not apply (a) to Losses incurred by a Defaulting Commitment Party or its Related Parties, (b) to Losses incurred by any Indemnified Person that arecaused by or arise from a Commitment Party Default, or (c) to Losses incurred by an Indemnified Person that are found by a final, non-appealable judgment of a court of competent jurisdiction (whether such judgment is in such underlying action, suit or proceeding, or otherwise) to arise from the fraud, bad faith, willful misconduct or gross negligence of such Indemnified Person.

Section 8.2 Indemnification Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any claim, challenge, litigation, investigation or proceeding (an “Indemnified Claim”), such Indemnified Person will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, notify the Indemnifying Party in writing of the commencement thereof; provided, that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person otherwise than on account of this Article VIII. In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, at its election by providing written notice to such Indemnified Person, the Indemnifying Party will be entitled to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person; provided, that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person’s counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party, such Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims. Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof or participation therein (other than reasonable costs of investigation) unless (i) such Indemnified Person shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required)), (ii) the Indemnifying Party shall not have employed counsel reasonably acceptable to such Indemnified Person to represent such Indemnified Person within a reasonable time after the Indemnifying Party has received notice of commencement of the Indemnified Claims from, or delivered on behalf of, the Indemnified Person, (iii) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing to defend such claim and provides written notice of such determination and the basis for such determination, and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (iv) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person. Notwithstanding anything herein to the contrary, the Debtors shall have sole control over any Tax controversy or Tax audit and shall be permitted to settle any liability for Taxes of the Debtors.

Section 8.3 Settlement of Indemnified Claims. In connection with any Indemnified Claim for which an Indemnified Person is assuming the defense in accordance with this Article VIII, the Indemnifying Party shall not be liable for any settlement of any Indemnified Claims effected by such Indemnified Person without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). If any settlement of any Indemnified Claims is consummated with the written consent of the Indemnifying Party or if there is a final judgment for the plaintiff in any such Indemnified Claims, the Indemnifying Party agrees to indemnify and hold harmless each Indemnified Person from and against any and all Losses by reason of such settlement or judgment to the extent such Losses are otherwise subject to indemnification by the Indemnifying Party hereunder in accordance with, and subject to the limitations of, this Article VIII. The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall be granted or withheld, conditioned or delayed in the Indemnified Person’s sole discretion), effect any settlement of any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (i) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims and (ii) such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

Section 8.4 Treatment of Indemnification Payments. All amounts paid by an Indemnifying Party to an Indemnified Person under this Article VIII shall, to the extent permitted by applicable Law, be treated as adjustments to the applicable Commitment Payment Amount for all Tax purposes. The provisions of this Article VIII are an integral part of the transactions contemplated by this Agreement and without these provisions the Commitment Parties would not have entered into this Agreement. The Approval Order shall provide that the obligations of the Company and the Reorganized Debtors under this Article VIII shall constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code and are payable without further Order of the Bankruptcy Court, and that the Company and the Reorganized Debtors may comply with the requirements of this Article VIII without further Order of the Bankruptcy Court.

Section 8.5 No Survival. All representations, warranties, covenants and agreements made in this Agreement shall not survive the Closing Date except for covenants and agreements that by their terms are to be satisfied after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms.

ARTICLE IX

TERMINATION

Section 9.1 Consensual Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by mutual written consent of the Company and the Requisite Commitment Parties.

Section 9.2 Termination by Requisite Commitment Parties. The Requisite Commitment Parties, upon written notice to the Company, shall have the right, without restriction or restraint by any stay under sections 362 or 105 of the Bankruptcy Code (which will be deemed to be modified and vacated to the extent necessary to permit such exercise of rights and remedies and the taking of such actions), to terminate this Agreement upon the occurrence of any of the following:

(a) the New Second Lien PIK Toggle Notes are not issued by 11:59 p.m., New York time, on November 30, 2018 (as may be extended (i) subject to Section 2.3(e), by the Requisite Commitment Parties or (ii) pursuant to Section 2.3(e), the “Outside Date”);

(b) (i) the Company or the other Debtors have breached any representation, warranty, covenant or other agreement made by the Company or the other Debtors in this Agreement or such representation or warranty shall have become inaccurate and such breach or inaccuracy would, individually or in the aggregate, cause a condition set forth in Section 7.1(h), Section 7.1(i) or Section 7.1(j) not to be satisfied, (ii) the Commitment Parties shall have delivered written notice of such breach or inaccuracy to the Company, (iii) such breach or inaccuracy is not cured by the Company or the other Debtors by the tenth (10th) Business Day after receipt of such notice, and (iv) as a result of such failure to cure, any condition set forth in Section 7.1(h), Section 7.1(i) or Section 7.1(j) is not capable of being satisfied or has not been satisfied by the date on which such condition must, by its terms, be satisfied; provided, that the Requisite Commitment Parties may not terminate this Agreement pursuant to this Section 9.2(c) if the Commitment Parties are then in willful or intentional breach of this Agreement;

(c) any Law or final and non-appealable Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the transactions contemplated by this Agreement or the other Transaction Agreements in a way that cannot be remedied by the Debtors to the reasonable satisfaction of the Requisite Commitment Parties;

(d) subject to the Commitment Parties’ discharge of their obligations set forth in Section 6.5, the Approval Order, Disclosure Statement Order, or Confirmation Order is terminated, reversed, stayed, dismissed, or vacated, or any such Order is modified or amended after entry without the prior written acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties in a manner that prevents or prohibits the consummation of the issuance of New Second Lien PIK Toggle Notes that is contemplated in this Agreement in a way that cannot be remedied by the Debtors to the reasonable satisfaction of the Requisite Commitment Parties or that changes the economic terms of this Agreement;

(e) subject to the Commitment Parties’ discharge of their obligations set forth in Section 6.5, any of the Orders approving this Agreement, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, or vacated, or any such Order is modified or amended without the acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the issuance of New Second Lien PIK Toggle Notes that is contemplated in this Agreement in a way that cannot be remedied by the Debtors to the reasonable satisfaction of the Requisite Commitment Parties or that changes the economic terms of this Agreement;

(f) the Bankruptcy Court has not entered the Approval Order by September 7, 2018, provided, that with respect to this subclause (i), notice to the Company shall not be required for termination;

(g) the Company shall have made a public announcement of its intention not to pursue the sale of the New Second Lien PIK Toggle Notes; ;

(h) the Company shall have filed any motion or other filing seeking dismissal of any of the Chapter 11 Cases, the appointment of a trustee or examiner with expanded powers in the bankruptcy, the conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code; or

(i) there has been a Company Material Adverse Effect.

Section 9.3 Termination by the Company.

This Agreement may be terminated by the Company upon written notice to each Commitment Party upon the occurrence of any of the following Events, subject to the rights of the Company to fully and conditionally waive, in writing, on a prospective or retroactive basis the occurrence of such Event:

(a) any Law or final and non-appealable Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the issuance of New Second Lien PIK Toggle Notes that is contemplated by this Agreement in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties;

(b) subject to the right of the Commitment Parties to arrange a Commitment Party Replacement in compliance with Section 2.3(a) (which will be deemed to cure any breach by the replaced Commitment Party pursuant to this subsection (b)), (i) any Commitment Party shall have breached any representation, warranty, covenant or other agreement made by such Commitment Party in this Agreement or any such representation or warranty shall have become inaccurate and such breach or inaccuracy would, individually or in the aggregate, cause a condition set forth in Section 7.3(g) or Section 7.3(h) not to be satisfied, (ii) the Company shall have delivered written notice of such breach or inaccuracy to such Commitment Party, (iii) such breach or inaccuracy is not cured by such Commitment Party by the tenth (10th) Business Day after receipt of such notice, and (iv) as a result of such failure to cure, any condition set forth in Section 7.3(g) or Section 7.3(h) is not capable of being satisfied; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(b) if it is then in willful or intentional breach of this Agreement;

(c) subject to the Debtors’ discharge of their obligations set forth in Section 6.5, the Approval Order, Disclosure Statement Order, or Confirmation Order is terminated, reversed, stayed, dismissed, or vacated, or any such Order is modified or amended after entry without the prior written acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Company in a manner that prevents or prohibits the consummation of the issuance of New Second Lien PIK Toggle Notes that is contemplated by this Agreement in a way that cannot be remedied by the Commitment Parties to the reasonable satisfaction of the Debtors or that changes the economic terms of this Agreement;

(d) subject to the Debtors’ discharge of their obligations set forth in Section 6.5, any of the Orders approving this Agreement, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, vacated or modified or amended without the acquiescence or consent (not to be unreasonably withheld, conditioned or delayed) of the Company (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the issuance of New Second Lien PIK Toggle Notes that is contemplated in this Agreement in a way that cannot be remedied by the Commitment Parties to the reasonable satisfaction of the Debtors or that changes the economic terms of this Agreement;

(e) the board of directors of the Company determines that continued performance under this Agreement (including taking any action or refraining from taking any action and including, without limitation, the Plan or solicitation of the Plan) would be inconsistent with the exercise of its fiduciary duties (as reasonably determined by the Company in good faith after consultation with outside legal counsel and based on the advice of such counsel);

(f) the Closing Date has not occurred by the Outside Date (as the same may be extended ); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(f) if it is then in willful or intentional breach of this Agreement.

Section 9.4 Effect of Termination.

(a) Upon termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no further obligations or liabilities on the part of the Parties; provided, that (i) the obligations of the Debtors to pay the Commitment Premium pursuant to and in accordance with Section 3.2, to the extent payable, shall survive the termination of this Agreement and shall remain in full force and effect in each case, until such obligations have been satisfied, (ii) the provisions set forth in Article VIII and Article X shall survive the termination of this Agreement in accordance with their terms, in each case so long as the Approval Order has been entered by the Bankruptcy Court prior to the date of termination, and (iii) subject to Section 10.10 and except as stated in Section 9.4(b), nothing in this Section 9.4 shall relieve any Party from liability for any willful or intentional breach of this Agreement. For purposes of this Agreement, “willful or intentional breach” means a breach of this Agreement that is a consequence of an act undertaken by the breaching Party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) If this Agreement is terminated by the Company or the Requisite Commitment Parties for any reason other than by (i) consent of the parties under Section 9.1 hereof, (b) the Company pursuant to Section 9.3(b), (c) or (d) hereof, or (ii) the Requisite Commitment Parties pursuant to Section 9.2(c), (d), or (e) hereof, the Debtors shall, promptly after the date of such termination, pay the Commitment Premium set forth in Section 3.2 entirely in cash to the Commitment Parties or their designees. To the extent that all amounts due in respect of the Commitment Premium pursuant to this Section 9.4(b) have actually been paid by the Debtors to the Commitment Parties in connection with a termination of this Agreement, the Commitment Parties shall not have any additional recourse against the Debtors for any obligations or liabilities relating to or arising from this Agreement, including any claims that the Debtors willfully or intentionally breached the Agreement.. Except as set forth in this Section 9.4(b), the Commitment Premium shall not be payable upon the termination of this Agreement. The Commitment Premium shall, pursuant to the Approval Order, constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as may be specified by like notice):

(a) If to the Company or any of the other Debtors:

Pacific Drilling S.A.

Attn: Lisa Buchanan, General Counsel

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Tel: (832) 255-0519

Fax: (832) 201-9883

Email: l.buchanan@pacificdrilling.com

with copies (which shall not constitute notice) to:

Togut, Segal & Segal LLP

Attn: Albert Togut, Frank A. Oswald and Kyle J. Ortiz

One Penn Plaza, Suite 3335

New York, New York 10119

Tel:     (212) 594-5000

Fax:    (212) 967-4258

E-mail: altogut@teamtogut.com; foswald@teamtogut.com;

kortiz@teamtogut.com

Jones Walker LLP

Attn: Dionne Rousseau, Curtis R. Hearn, and Daniella Silberstein

201 St. Charles Avenue, Suite 5100

New Orleans, LA 70170

Tel: 1.504.582.8308

Fax: 1.504.589.8308

E-mail: drousseau@joneswalaker.com; chearn@joneswalker.com;

dsilberstein@joneswalker.com

(b) If to the Commitment Parties:

To each Commitment Party at the addresses or e-mail addresses set forth below the Commitment Party’s signature in its signature page to this Agreement.

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn.: Andrew Rosenberg

1285 Avenue of the Americas

New York, New York 10019-6064

Tel:     (212) 373-3000

Fax:    (212) 757-3990

Email: arosenberg@paulweiss.com

Section 10.2 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the Company and the Requisite Commitment Parties, other than an assignment by a Commitment Party expressly permitted by Section 2.3 or Section 2.6 and any purported assignment in violation of this Section 10.2 shall be void ab initio. Except as provided in Article VIII with respect to the Indemnified Persons, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person any rights or remedies under this Agreement other than the Parties.

Section 10.3 Prior Negotiations; Entire Agreement.

(a) This Agreement constitutes the entire agreement of the Parties and supersedes all prior agreements, arrangements or understandings, whether written or oral, among the Parties with respect to the subject matter of this Agreement, except that the Parties hereto acknowledge that any confidentiality agreements heretofore executed among the Parties will each continue in full force and effect.

(b) Notwithstanding anything to the contrary in the Plan (including any amendments, supplements or modifications thereto) or the Confirmation Order (and any amendments, supplements or modifications thereto) or an affirmative vote to accept the Plan submitted by any Commitment Party, nothing contained in the Plan (including any amendments, supplements or modifications thereto) or Confirmation Order (including any amendments, supplements or modifications thereto) shall alter, amend or modify the rights of the Commitment Parties under this Agreement unless such alteration, amendment or modification has been made in accordance with Section 10.7.

Section 10.4 Governing Law; Venue. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO SUCH STATE’S CHOICE OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES FOR ITSELF THAT ANY LEGAL ACTION, SUIT, OR PROCEEDING AGAINST IT WITH RESPECT TO ANY MATTER ARISING UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH ACTION, SUIT, OR PROCEEDING, SHALL BE BROUGHT IN THE BANKRUPTCY COURT, AND BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OF THE PARTIES IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE EXCLUSIVE JURISDICTION OF SUCH COURT, GENERALLY AND UNCONDITIONALLY, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING TO AN ADDRESS PROVIDED IN WRITING BY THE RECIPIENT OF SUCH MAILING, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

Section 10.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY JURISDICTION IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE AMONG THE PARTIES UNDER THIS AGREEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE.

Section 10.6 Counterparts. This Agreement may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including via facsimile or other electronic transmission), it being understood that each Party need not sign the same counterpart.

Section 10.7 Waivers and Amendments; Rights Cumulative; Consent. This Agreement may be amended, restated, modified or changed only by a written instrument signed by the Company and the Requisite Commitment Parties; provided, that (a) any Commitment Party’s prior written consent shall be required for any amendment that would, directly or indirectly: (i) modify such Commitment Party’s Commitment Percentage, (ii) increase the Commitment Payment Amount of such Commitment Party, (iii) decrease the Commitment Premium or adversely modify in any material respect the method of payment thereof, (iv) increase the Commitment of such Commitment Party or (v) have a materially adverse effect on such Commitment Party; (b) the prior written consent of each Commitment Party shall be required for any amendment to the definition of “Requisite Commitment Parties”; and (c) no amendment or modification of the rights or obligations of the Commitment Parties as set forth under this Agreement may be made unless either (i) such amendments or modifications are applied to the rights or obligations of each of the Commitment Parties mutatis mutandis or (ii) the Requisite Commitment Parties consent to such amendment or modification. Notwithstanding the foregoing, the Commitment Schedule shall be revised as necessary without requiring a written instrument signed by the Company and the Requisite Commitment Parties to reflect changes in the composition of the Commitment Parties and Commitment Percentages as a result of Transfers permitted in accordance with the terms and conditions of this Agreement. The terms and conditions of this Agreement (other than the conditions set forth in Section 7.1 and Section 7.3, the waiver of which shall be governed solely by Article VII) may be waived (A) by the Debtors only by a written instrument executed by the Company and (B) by the Requisite Commitment Parties only by a written instrument executed by the Requisite Commitment Parties. No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any Party of any right, power or privilege pursuant to this Agreement, nor will any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement.

Section 10.8 Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

Section 10.9 Specific Performance. It is understood and agreed by the Parties that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity.

Section 10.10 Damages. Notwithstanding anything to the contrary in this Agreement, none of the Parties will be liable for, and none of the Parties shall claim or seek to recover, any punitive, special, indirect or consequential damages or damages for lost profits.

Section 10.11 No Reliance. No Commitment Party or any of its Related Parties shall have any duties or obligations to the other Commitment Parties in respect of this Agreement, the Plan or the transactions contemplated hereby or thereby, except those expressly set forth herein. Without limiting the generality of the foregoing, (a) no Commitment Party or any of its Related Parties shall be subject to any fiduciary or other implied duties to the other Commitment Parties, (b) no Commitment Party or any of its Related Parties shall have any duty to take any discretionary action or exercise any discretionary powers on behalf of any other Commitment Party, (c) no Commitment Party or any of its Related Parties shall have any duty to the other Commitment Parties to obtain, through the exercise of diligence or otherwise, to investigate, confirm, or disclose to the other Commitment Parties any information relating to the Company or any of its Subsidiaries that may have been communicated to or obtained by such Commitment Party or any of its Affiliates in any capacity, (d) no Commitment Party may rely, and each Commitment Party confirms that it has not relied, on any due diligence investigation that any other Commitment Party or any Person acting on behalf of such other Commitment Party may have conducted with respect to the Company or any of its Affiliates or any of their respective securities, and (e) each Commitment Party acknowledges that no other Commitment Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its Commitment Percentage of the Aggregate Commitment.

Section 10.12 Publicity.

(a) Other than as may be required by applicable Law, no Party shall issue any press release, make any filing with the SEC (other than as required under applicable securities law and regulation as determined in good faith by outside counsel to the Debtors) or make any other public announcement regarding this Agreement without the consent of the Debtors and the Requisite Commitment Parties, which consent shall not be unreasonably delayed, conditioned, or withheld, and each Party shall coordinate with the other Parties regarding any public statements made, including any communications with the press, public filings or filings with the SEC, with respect to this Agreement; for the avoidance of doubt, each Party shall have the right, without any obligation to any other Party, to decline to comment to the press with respect to this Agreement.

(b) Under no circumstances may any Party make any public disclosure of any kind that would disclose (i) the particular holdings of any Commitment Party or (ii) the identity of any Commitment Party, in each case without the prior written consent of such Commitment Party; provided, that (w) the Debtors may disclose such identities and the aggregate holdings of the Commitment Parties but not individual holdings of any individual Commitment Party (which shall be treated as “advisors’ eyes only”) in any filing with the SEC in respect of this Agreement and in any materials filed in the Chapter 11 Cases in support of the Approval Motion; (x) the Debtors may disclose such identities or amounts without consent to the extent that, upon the advice of counsel, it is required to do so by any governmental or regulatory authority (including as it may be directed by the SEC) or court of competent jurisdiction (including the Bankruptcy Court), or by applicable law, in which case the Debtors, prior to making such disclosure, shall allow the Commitment Parties to whom such disclosure relates reasonable time at its own cost to seek a protective order with respect to such disclosures, (y) the Debtors may disclose the existence and terms of this Agreement, including the execution of this Agreement by the Commitment Parties, and (z) the Debtors may disclose the aggregate percentage or aggregate principal amount held by the Commitment Parties. The Debtors shall not use the name of any Commitment Party in any press release without such Party’s prior written consent.

(c) The Debtors will issue a press release announcing this Agreement on August 27, 2018 and provide the counsel and financial advisors designated by the Commitment Parties with a draft of such press release and all future press releases, public filings, public announcements or other communications with any news media relating to this Agreement at least one (1) business day prior to issuing such releases, filings, announcements or other communications, unless an earlier disclosure is required by applicable Law, in which case the Debtors will provide as much notice as practicable under the circumstances; provided, that the Debtors shall be under no obligation to consult with, or obtain the prior approval of, any other Party as it relates to communications with vendors, customers and other third parties regarding the general nature of the Plan Financing Transactions.

Section 10.13 [RESERVED] .

Section 10.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Party’s Affiliates, or any of such Party’s Affiliates’ or respective Related Parties in each case other than the Parties to this Agreement and each of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any Party under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 10.14 shall relieve or otherwise limit the liability of any Party hereto or any of their respective successors or permitted assigns for any breach or violation of its obligations under this Agreement or such other documents or instruments. For the avoidance of doubt, none of the Parties will have any recourse, be entitled to commence any proceeding or make any claim under this Agreement or in connection with the transactions contemplated hereby except against any of the Parties or their respective successors and permitted assigns, as applicable.

Section 10.15 Relationship Among Parties.

(a) Notwithstanding anything herein to the contrary, the duties and obligations of the Commitment Parties, on the one hand, and the Debtors, on the other hand, arising under this Agreement shall be several, not joint. No Party shall have any responsibility by virtue of this Agreement for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement. The Debtors agree not to assert that this Agreement constitutes an agreement, arrangement, or understanding among the Parties with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Debtors or that the Commitment Parties constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. Nothing contained herein and no action taken by any Commitment Party pursuant to this Agreement shall be deemed to constitute or to create a presumption by any parties that the Commitment Parties are in any way acting in concert or as a “group” (or a joint venture, partnership or association), and the Debtors will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement, and the Debtors agree not to assert that the Commitment Parties are acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Debtors acknowledge and each Commitment Party confirms that it has independently participated in the negotiation of the transactions contemplated under this Agreement with the advice of counsel and advisors.

(b) In connection with any matter requiring consent or a request of the Requisite Commitment Parties under this Agreement, there is no requirement or obligation that such holders agree among themselves to take such action and no agreement among such holders with respect to any such action. In connection with any matter that may be requested by the Requisite Commitment Parties, each such holder may, through its counsel, make such request; provided, that the Company will only be required to take such action if it receives the request of the Requisite Commitment Parties, as the case may be. In connection with any matter requiring consent of the Requisite Commitment Parties hereunder, the Company will solicit consent independently from each such holder or its respective counsel; provided, that such consent shall only be granted if the approval of the Requisite Commitment Parties (as applicable) is obtained.

(c) It is understood and agreed that none of the Commitment Parties has any duty of trust or confidence in any form with any other Commitment Party, the Debtors, or any of the Debtors’ creditors or other stakeholders and, except as expressly provided in this Agreement, there are no agreements, commitments or undertakings by, among or between any of them with respect to the subject matter hereof. For the avoidance of doubt, the foregoing sentence does not include any fiduciary obligations owed by any Consenting Creditor that has been appointed an officer of any Debtor.

Section 10.16 Tax Treatment. The parties hereto agree that, for U.S. federal income tax purposes, the Commitment Premium will be treated as received in exchange for the Commitment Parties’ issuance of a put option to Pacific Drilling S.A. granting Pacific Drilling S.A. the right to put a portion of the New Second Lien PIK Toggle Notes to the Commitment Parties.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned Parties have duly executed this Agreement as of the date first above written.

PACIFIC DRILLING S.A.

By:	/s/ Johannes (John) P. Boots
Name:	Johannes (John) P. Boots
Title:	SVP and Chief Financial Officer

ABRAMS CAPITAL PARTNERS I, L.P.
By: Abrams Capital Management, L.P., its investment manager
By: Abrams Capital Management, LLC, its general partner

By:	/s/ David Abrams
Title:	Managing Member

Notice Information: 222 Berkeley Street, 21st Floor, Boston, MA 02116
Email addresses: abomberg@abramscapital.com; ops@abramscapital.com
Attention to: Alison Bomberg, General Counsel

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital Management, L.P., its investment manager
By: Abrams Capital Management, LLC, its general partner

By:	/s/ David Abrams
Title:	Managing Member

Notice Information: 222 Berkeley Street, 21st Floor, Boston, MA 02116
Email addresses: abomberg@abramscapital.com; ops@abramscapital.com
Attention to: Alison Bomberg, General Counsel

WHITECREST PARTNERS, LP
By: Abrams Capital Management, L.P., its investment manager
By: Abrams Capital Management, LLC, its general partner

By:	/s/ David Abrams
Title:	Managing Member

Notice Information: 222 Berkeley Street, 21st Floor, Boston, MA 02116
Email addresses: abomberg@abramscapital.com; ops@abramscapital.com
Attention to: Alison Bomberg, General Counsel

Signature Page to Commitment Agreement (Second Lien)

GREAT HOLLOW INTERNATIONAL, L.P.
By: Abrams Capital Management, L.P., its investment manager
By: Abrams Capital Management, LLC, its general partner

By:	/s/ David Abrams
Title:	Managing Member

Notice Information: 222 Berkeley Street, 2ist Floor, Boston, MA 02116
Email addresses: abomberg@abramscapital.com; ops@abramscapital.com
Attention to: Alison Bomberg, General Counsel

AVENUE ENERGY OPPORTUNITIES FUND II, L.P.
By Avenue Energy Opportunities Partners II, LLC, its General Partner
By GL Energy Opportunities Partners II, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE PPF OPPORTUNITIES FUND, L.P.
By: Avenue PPF Opportunities Fund GenPar, LLC, its General Partner

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE ENERGY OPPORTUNITIES FUND L.P.
By Avenue Energy Opportunities Partners LLC, its General Partner
By GL Energy Opportunities Partners, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE SPECIAL OPPORTUNITIES FUND II, L.P.
By Avenue SO Capital Partners II, LLC, its General Partner
By GL SO Partners II, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE STRATEGIC OPPORTUNITIES FUND, L.P.
By Avenue Strategic Opportunities Fund GenPar LLC, its General Partner
By GL Strategic Opportunities Partners LLC, its sole member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

Signature Page to Commitment Agreement (Second Lien)

AVENUE-ASRS EUROPE OPPORTUNITIES FUND L.P. By: Avenue ARS Europe Opportunities Fund GenPar LLC, its General Partner By: GL ARS Europe Partners LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE EUROPE SPECIAL SITUATIONS FUND III (U.S.), L.P. By: Avenue Europe Capital Partners III, LLC, its General Partner By: GL Europe Partners III, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE EUROPE SPECIAL SITUATIONS FUND III (EURO), L.P. By: Avenue Europe Capital Partners III, LLC, its General Partner By: GL Europe Partners III, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

AVENUE EUROPE OPPORTUNITIES MASTER FUND L.P. By: Avenue Europe Opportunities Fund GenPar, LLC, its General Partner

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

RINGSEND S.A.R.L

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Authorized Signatory

By:	/s/ Julien Goffin
Name:	Julien Goffin
Title:	Authorized Signatory

Address: 22 Grand-rue, L-1660 Luxembourg Email address (es):jdougherty @svpglobal;jgoffin@fieldpoint.lu

Signature Page to Commitment Agreement (Second Lien)

KINGS FOREST S.A.R.L

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Authorized Signatory

By:	/s/ Julien Goffin
Name:	Julien Goffin
Title:	Authorized Signatory

Address: 22 Grand-rue, L-1660 Luxembourg Email address (es):jdougherty @svpglobal;jgoffin@fieldpoint.lu

QUEENS GATE S.A.R.L

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Authorized Signatory

By:	/s/ Julien Goffin
Name:	Julien Goffin
Title:	Authorized Signatory

Address: 22 Grand-rue, L-1660 Luxembourg Email address (es):jdougherty @svpglobal;jgoffin@fieldpoint.lu

RATHGAR S.A.R.L

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Authorized Signatory

By:	/s/ Julien Goffin
Name:	Julien Goffin
Title:	Authorized Signatory

Address: 22 Grand-rue, L-1660 Luxembourg Email address (es):jdougherty @svpglobal;jgoffin@fieldpoint.lu

YELLOW SAPPHIRE S.A.R.L

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Authorized Signatory

By:	/s/ Julien Goffin
Name:	Julien Goffin
Title:	Authorized Signatory

Address: 22 Grand-rue, L-1660 Luxembourg Email address (es):jdougherty @svpglobal;jgoffin@fieldpoint.lu

Signature Page to Commitment Agreement (Second Lien)

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND III, L.P.
By: SVP Special Situations III LLC, its Investment Manager

By:	/s/ James Dougherty

Name:	James Dougherty
Title:	Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND IV, L.P.
By: SVP Special Situations IV LLC, its Investment Manager

By:	/s/ James Dougherty

Name:	James Dougherty
Title:	Chief Financial Officer

STRATEGIC VALUE OPPORTUNITIES FUND, L.P.
By: SVP Special Situations III-A LLC, its Investment Manager

By:	/s/ James Dougherty

Name:	James Dougherty
Title:	Chief Financial Officer

WHITEBOX ASYMMETRIC PARTNERS, L.P.
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling

Name:	Mark Strefling
Title:	Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416 Email: SSpecken@whiteboxadvisors.com Attention to: Scott Specken

WHITEBOX CAJA BLANCA FUND, LP
By: Whitebox Caja Blanca GP LLC its General Partner
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling

Name:	Mark Strefling
Title:	Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416 Email: SSpecken@whiteboxadvisors.com Attention to: Scott Specken

Signature Page to Commitment Agreement (Second Lien)

WHITEBOX RELATIVE VALUE PARTNERS, L.P.
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416
Email: SSpecken@whiteboxadvisors.com
Attention to: Scott Specken

WHITEBOX CREDIT PARTNERS, L.P.
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416
Email: SSpecken@whiteboxadvisors.com
Attention to: Scott Specken

WHITEBOX GT FUND, LP
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416
Email: SSpecken@whiteboxadvisors.com
Attention to: Scott Specken

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416
Email: SSpecken@whiteboxadvisors.com
Attention to: Scott Specken

Signature Page to Commitment Agreement (Second Lien)

PANDORA SELECT PARTNERS, L.P.
By: Whitebox Advisors LLC its Investment Manager

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

Notice Information: 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416
Email: SSpecken@whiteboxadvisors.com
Attention to: Scott Specken

MASTER TRUST BANK OF JAPAN LTD RE: FIDELITY US HIGH YIELD, BY FIDELITY MANAGEMENT & RESEARCH COMPANY AS INVESTMENT MANAGER

By:	/s/ Adrien Deberghes
Name: Adrien Deberghes
Title: Authorized Signatory

Contact:
Nate Van Duzer
Fidelity Investments
200 Seaport BLVD. V l 3H
Boston, MA 02210
E-mail address: nate.vanduzer@fmr.com

FIDELITY FUNDS SICAV / FIDELITY FUNDS -US HIGH YIELD, BY FIDELITY MANAGEMENT & RESEARCH COMPANY AS SUB-ADVISOR

By:	/s/ Adrien Deberghes
Name: Adrien Deberghes
Title: Authorized Signatory

Contact:
Nate Van Duzer
Fidelity Investments
200 Seaport BLVD. V l 3H
Boston, MA 02210
E-mail address: nate.vanduzer@fmr.com

Signature Page to Commitment Agreement (Second Lien)

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR HIGH INCOME ADVANTAGE FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY MT. VERNON STREET TRUST: FIDELITY NEW MILLENNIUM FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY PURITAN TRUST: FIDELITY PURITAN FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

Signature Page to Commitment Agreement (Second Lien)

FIDELITY AMERICAN HIGH YIELD FUND FOR FIDELITY INVESTMENTS CANADA ULC AS TRUSTEE OF FIDELITY AMERICAN HIGH YIELD FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY U.S. ALL CAP FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

CANADIAN BALANCED HIGH INCOME SUB PORTFOLIO OF FIDELITY CANADIAN BALANCED FUND FOR FIDELITY INVESTMENTS CANADA ULC AS TRUSTEE OF CANADIAN BALANCED FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

Signature Page to Commitment Agreement (Second Lien)

JAPAN TRUSTEE SERVICES BANK, LTD. RE: FIDELITY STRATEGIC INCOME FUND (MOTHER) BY FIDELITY MANAGEMENT & RESEARCH COMPANY AS INVESTMENT MANAGER

By:	/s/ Adrien Deberghes
Name:	Adrien Deberghes
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY U.S. MULTI-CAP INVESTMENT TRUST

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY CANADIAN ASSET ALLOCATION FUND FOR FIDELITY INVESTMENTS CANADA ULC AS TRUSTEE OF FIDELITY CANADIAN ASSET ALLOCATION FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

Signature Page to Commitment Agreement (Second Lien)

FIDELITY SUMMER STREET TRUST: FIDELITY GLOBAL HIGHINCOME FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY CONTRAFUND: FIDELITY ADVISORS NEW INSIGHTS FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

FIDELITY CONCORD STREET TRUST: FIDELITY MID-CAP STOCK FUND

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

Signature Page to Commitment Agreement (Second Lien)

FIDELITY MID-CAP STOCK COMMINGLED POOL

By:	/s/ Colm Hogan
Name:	Colm Hogan
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

JAPAN TRUSTEE SERVICES BANK, LTD. RE: FIDELITY HIGH YIELD BOND OPEN MOTHER FUND, BY FIDELITY MANAGEMENT & RESEARCH COMPANY AS INVESTMENT MANAGER

By:	/s/ Adrien Deberghes
Name:	Adrien Deberghes
Title:	Authorized Signatory

Contact: Nate Van Duzer Fidelity Investments 200 Seaport BLVD. V l 3H Boston, MA 02210 E-mail address: nate.vanduzer@fmr.com

AVENUE-ASRS EUROPE OPPORTUNITIES FUND L.P. By: Avenue ARS Europe Opportunities Fund GenPar LLC, its General Partner By: GL ARS Europe Partners LLC, its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	President & Managing Partner

Signature Page to Commitment Agreement (Second Lien)

Schedule 1

Commitment Schedule

Commitment Party	Commitment Percentage
%
%
%
%
Total:	100.000%

Exhibit A

New Second Lien PIK Toggle Notes Term Sheet

Pacific Drilling S.A.

$300 million Senior Secured Second Lien PIK Notes

Summary of Principal Terms

This Summary of Principal Terms (this “Term Sheet”) outlines certain terms of the Notes (as defined below), and does not set forth all of the terms of the Notes and the Guarantees (as defined below) that shall be set forth in definitive documentation (“Note Documents”). This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy any security.

Issue:	Senior Secured Second Lien PIK Notes (the “Notes”).

Issuer:	Pacific Drilling S.A. (as a debtor and debtor-in-possession in the Bankruptcy Cases (as defined below) or as a reorganized debtor, as applicable, the “Company”). As used herein, “Bankruptcy Cases”, means the jointly administered chapter 11 cases In re Pacific Drilling S.A., et al. (Case No. 17-13193 (MEW), Bankr. SDNY).

Guarantors:	The Notes shall be jointly and severally guaranteed (the “Guarantees”) on a second lien senior secured basis by all of the Company’s direct and indirect restricted subsidiaries (other than Pacific International Drilling West Africa Ltd., a Nigeria limited liability company), subject to exceptions for immaterial subsidiaries to be agreed (such guarantors, the “Guarantors”).

Aggregate Principal Amount:	$300 million.

Interest Rate:

15.00% per annum, payable semi-annually in arrears in-kind either by issuing additional Notes, or by increasing the principal amount of the outstanding Notes (any such in-kind interest, “PIK Interest”); provided that the Company may, at its option, pay all or a portion of such interest in cash, in lieu of PIK Interest, for any interest period, if the Company is permitted to do so pursuant to the covenant in the First Lien Notes. If the Company elects to pay such interest entirely in cash for an interest period, the interest rate shall be 13.00% per annum. As used herein, “First Lien Notes” means the Senior Secured First Lien Notes that are expected to be issued by the Company contemporaneously with, or prior to, the issuance of the Notes in an aggregate principal amount not to exceed $700 million.

Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

Scheduled Maturity Date:	Seventh anniversary of the issue date of the Notes.

Use of Proceeds:	To refinance or repay a portion of the Company’s prepetition debt, provide funds for general corporate purposes for the reorganized Company following consummation of the Plan and pay fees and expenses in connection with the restructuring.

Ranking:	The Notes and the Guarantees shall rank pari passu in right of payment with the Company’s and the Guarantors’ senior indebtedness (including under the First Lien Notes), respectively.

Collateral:	The obligations of the Company and the Guarantors with respect to the Notes and the Guarantees, respectively, shall be secured on a second lien basis by (a) perfected pledges of all capital stock held by the Company or any Guarantor (other than equity interests in unrestricted subsidiaries and immaterial subsidiaries as set forth in the Notes Documents) and (ii) perfected security interests in, and mortgages on, substantially all other existing and newly acquired assets of the Company and the Guarantors (including but not limited to vessels, insurance claims, earnings assignments, cash and certain collateral accounts) (collectively, the “Collateral”). None of the Collateral shall be subject to other pledges, security interests or mortgages (except for permitted liens (including liens securing the First Lien Notes) and other exceptions and baskets to be set forth in the Note Documents).

Optional Redemption:

Prior to the date that is three years after the issue date (the “non-call period”), the Notes will not be redeemable at the option of the Company except pursuant to a customary T+50 “make-whole” redemption based on the coupon. After the “non-call period”, the Notes will be redeemable at the option of the Company, in whole or in part, at the following redemption prices, plus accrued and unpaid interest to but not including the date of redemption:

Year 4: Par plus 50% of coupon

Year 5: Par plus 25% of coupon

Thereafter: Par

Prior to the end of the non-call period, the Company may redeem up to 35% of the Notes in an amount equal to the proceeds from an equity offering at a price equal to par plus the coupon on such Notes.

Mandatory Offers to Purchase:	The Company will be required to offer to purchase Notes at 100% of the principal amount thereof (plus accrued and unpaid interest) with 100% of the net cash proceeds of non-ordinary course asset sales (including involuntary transfers) (provided that if the Company is required to offer to purchase the First Lien Notes with such net cash proceeds pursuant to the terms of the First Lien Notes, the Company shall only be required to offer to purchase the Notes with the portion thereof that has been declined by the holders of the First Lien Notes), subject to (i) the right to reinvest such proceeds (or commit to reinvest such proceeds) in the Company’s business within 12 months of receipt and, if so committed to be reinvested, actually reinvested within six months after the end of such initial 12-month period and (ii) the aggregate amount of net cash proceeds exceeding $22 million prior to any such offer to purchase being required to be made. In addition, the Company will be required to offer to purchase Notes at 101% of the principal amount thereof (plus accrued and unpaid interest) upon the occurrence of a “change of control” (to be defined). In addition, the Company will be required to offer to purchase Notes at 100% of the principal amount thereof (plus accrued and unpaid interest) with the cash proceeds received from any settlement or award in connection with the Zonda Arbitration (as defined below), with such offer to be for an aggregate principal amount of Notes equal to the lesser of (x) 50% of such cash proceeds net of the direct legal fees and expenses and fees and expenses of the arbitration tribunal relating to the Zonda Arbitration and (y) $75 million (provided that if the Company is required to offer to purchase the First Lien Notes with such net cash proceeds pursuant to the terms of the First Lien Notes, the Company shall only be required to offer to purchase the Notes with the portion thereof that has been declined by the holders of the First Lien Notes). As used herein, “Zonda Arbitration” means the arbitration commenced in London, England by Samsung Heavy Industries Co., Ltd. (“SHI”) on November 18, 2015 relating to the contract between SHI and the Company for the construction of a drillship known as the “Pacific Zonda”.

Negative Covenants:	The Note Documents shall contain customary negative covenants, substantially consistent with those governing the First Lien Notes, including but not limited to limitations on indebtedness (including guarantees); investments and other restricted payments (including (i) the redemption, repayment or repurchase of any junior lien or unsecured obligations and (ii) the payment of cash dividends); liens; mergers and consolidations; transactions with affiliates; restrictions on dividends and distributions by subsidiaries; designations of unrestricted subsidiaries; and line of business, except that baskets, thresholds and ratios will be set at levels at least 10% above the levels set for the corresponding baskets, thresholds and ratios in the definitive documentation governing the First Lien Notes. In any event, no covenant shall be more restrictive to the Company and its restricted subsidiaries than those set forth in the documentation governing the First Lien Notes.

Affirmative Covenants:	The Note Documents shall contain customary affirmative covenants, substantially consistent with those governing the First Lien Notes, including but not limited to reporting and investor calls; maintenance of office or agency; maintenance of existence, properties and insurance; compliance certificates; payment of taxes; future guarantors; payment of additional amounts; and further assurances. In any event, no covenant shall be more restrictive to the Company and its restricted subsidiaries than those set forth in the documentation governing the First Lien Notes.

Financial Maintenance Covenants:	None.

Events of Default:

The Note Documents shall contain customary events of default substantially consistent with those governing the First Lien Notes, including but not limited to non-payment of principal when due; non-payment of interest subject to a 30-day grace period; violation of other covenants (subject to a 60-day grace period); cross-acceleration to indebtedness in excess of an amount to be determined (the “Threshold Amount”); judgment defaults in excess of the Threshold Amount; bankruptcy or other insolvency events (other than the Bankruptcy Cases) by significant subsidiaries; failure of liens in excess of an amount to be determined on Collateral or failure of Guarantees to be in full force and effect.

If an event of default occurs, holders of not less than 25% of the aggregate principal amount of the outstanding Notes may declare the principal of and accrued and unpaid interest on the Notes, plus a customary “make-whole” premium, to be due and payable; provided that, in the case of a bankruptcy or insolvency event of default, such amounts shall become immediately due and payable without such a declaration.

Intercreditor Arrangements	The relative rights and other creditors’ rights issues in respect of the Notes and any first lien obligations will be documented in a customary intercreditor agreement (the “Intercreditor Agreement”).

Registration Rights:	None.

Listing:	None.

Governing Law:	New York.

Exhibit B

Form of Transfer Notice

TRANSFER NOTICE

[•], 2018

BY EMAIL

Pacific Drilling S.A.

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Tel:     (832) 255-0519

Fax:    (832) 201-9883

Attn:   Chief Financial Officer

Email: [                ]

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn.: Andrew Rosenberg

1285 Avenue of the Americas

New York, New York 10019-6064

Tel:     (212) 373-3000

Fax:    (212) 757-3990

Email: arosenberg@paulweiss.com

[                ]

[Address]

Attn: [        ]

E-mail address: [            ]

Ladies and Gentlemen:

Re:     Transfer Notice Under Commitment Agreement

Reference is hereby made to that certain Commitment Agreement, dated as of [•], 2018 (the “Commitment Agreement”), by and between the [Debtors] and the Commitment Parties thereto. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Commitment Agreement.

The purpose of this notice (“Notice”) is to advise you, pursuant to Section 2.6 of the Commitment Agreement, of the proposed transfer by [•] (“Transferor”) to [•] (“Transferee”) of the Commitment representing [•]% of the aggregate Commitment of all Commitment Parties as of the date hereof, which represents $[•] of the Transferor’s Commitment (or [•]% of the aggregate Commitment of all Commitment Parties). [If applicable: The Transferee represents to the Debtors and the Transferor that it is a Commitment Party under the Commitment Agreement.]

By signing this Notice below, Transferee represents to the Debtors and the Transferor that it will execute and deliver a joinder to the Commitment Agreement.

This Notice shall serve as a transfer notice in accordance with the terms of the Commitment Agreement. Please acknowledge receipt of this Notice delivered in accordance with Section 2.6 of the Commitment Agreement by returning a countersigned copy of this Notice to counsel to the Commitment Parties via the contact information set forth above.

TRANSFEROR:

[•]

By:
Name:
Title:

TRANSFEREE:

[•]

By:
Name:
Title:

Acknowledged and agreed to by and on behalf of the Debtors:

PACIFIC DRILLING S.A., as a Debtor

By:
Name:
Title:

Exhibit C

Form of Joinder Agreement

JOINDER AGREEMENT

This joinder agreement (the “Joinder Agreement”) to Commitment Agreement dated [•], 2018 (as amended, supplemented or otherwise modified from time to time, the “BCA”), between the [Debtors] (as defined in the BCA) and the Commitment Parties (as defined in the BCA) is executed and delivered by                                                           (the “Joining Party”) as of                         , 2018 (the “Joinder Date”). Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the BCA.

Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the BCA, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Commitment Party” for all purposes under the BCA.

Representations and Warranties. The Joining Party hereby severally and not jointly makes the representations and warranties of the Commitment Parties set forth in Section 5 of the BCA to the Debtors as of the date of this Joinder Agreement.

Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York without application of any choice of law provisions that would require the application of the laws of another jurisdiction.

[Signature pages follow.]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be executed as of the Joinder Date.

JOINING PARTY

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

Commitment Holdings:

AGREED AND ACCEPTED AS OF THEJOINDER DATE:

PACIFIC DRILLING S.A., as Debtor

By:
Name:
Title: